Exhibit 99.1

ANNUAL INFORMATION FORM	For the year ended February 28 2014

DragonWave Inc. — Annual Information Form dated May 22, 2014

Forward-Looking Statements

All information in this Annual Information Form is presented as of February 28, 2014 unless otherwise indicated.   This Annual Information Form contains ‘‘forward-looking information’’ and ‘‘forward-looking statements’’ within the meaning of applicable Canadian and United States securities laws. All statements other than statements that are reporting results or statements of historical fact are forward-looking. All forward-looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘continue’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘estimate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’ or ‘‘project’’ or the negative of these words or other variations on or synonyms of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures, results attributable to mergers and acquisitions activities and other objectives.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•                  our ability to successfully complete and integrate acquisitions of products or businesses, including the  integration of microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen’s 50% stake in Nokia Siemens Networks and now operates as Nokia (referred to herein as either: ‘‘Nokia’’ or ‘‘Nokia’s Networks business’’)) into our existing product lines and businesses and other risks associated with acquisitions;

•                  our reliance on Nokia and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia;

•                  our reliance on a small number of customers for a large percentage of revenue;

•                  our ability to implement our ongoing program of operating cost reductions;

•                  our dependence on the development and growth of the market for high-capacity wireless communications services;

•                  intense competition from several competitors;

•                  competition from indirect competitors;

•                  our history of losses;

•                  our dependence on our ability to develop new products and enhance existing products;

•                  our ability to successfully manage growth;

•                  our dependence on establishing and maintaining relationships with channel partners;

•                  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

•                  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

•                  a lengthy and variable sales cycle;

•                  the impact that general economic weakness and volatility may be having on our customers;

•                  disruption resulting from economic and geopolitical uncertainty;

•                  currency fluctuations;

•                  our exposure to credit risk for accounts receivable;

•                  pressure on our pricing models from existing and potential customers and as a result of competition;

•                  the allocation of radio spectrum and regulatory approvals for our products;

•                  the ability of our customers to secure a license for applicable radio spectrum;

•                  changes in government regulation or industry standards that may limit the potential market for our products;

•                  our reliance on suppliers, including outsourced manufacturing,  third party component suppliers and suppliers of outsourced  services;

•                  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

•                  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

•                  risks associated with software licensed by us;

•                  a change in our tax status or assessment by domestic or foreign tax authorities;

•                  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

•                  product defects, product liability claims, and health and safety risks relating to wireless products;

•                  risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions;

•                  risks associated with possible loss of our foreign private issuer status; and

•                  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

•                  the successful implementation of our Renewed Framework, including sales growth from Nokia as a result of the Renewed Framework; and

•                  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

Also see the discussion under “Risk Factors” in this Annual Information Form. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Annual Information Form might not occur or might not occur when stated. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plan relating to the future as of the date of this Annual Information Form and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward looking statements. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Currency Information

Unless otherwise indicated, all currency amounts referenced in this Annual Information Form are denominated in United States dollars.

ARTICLE 1:  CORPORATE STRUCTURE

1.1                               Name, Address and Incorporation

DragonWave Inc. (“DragonWave”, ‘‘we’’, ‘‘us’’, ‘‘our’’ or the “Company”) was incorporated on February 24, 2000 by Certificate and Articles of Incorporation issued under the Canada Business Corporations Act (the “CBCA”). DragonWave’s last financial year ended on February 28, 2014.  The head office of DragonWave is located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada K2K 3C9.

1.2                               Corporate Structure

The intercorporate relationships between DragonWave and its material subsidiaries are set out in the chart below.  As noted below, DragonWave has a 50.1% equity interest in DragonWave HFCL India Private Limited. DragonWave does not control the board of DragonWave HFCL India Private Limited.

Unless the context requires otherwise, references in this Annual Information Form to “DragonWave”, ‘‘we’’, ‘‘us’’, ‘‘our’’ or “the Company” include DragonWave Inc., DragonWave Corp., DragonWave Comercio de Equipamentos De Telecomunicacao Ltda., DragonWave S.à r.l., DragonWave Mexico S.A. de C.V. and all of their respective subsidiaries.

ARTICLE 2:  GENERAL DEVELOPMENT OF THE BUSINESS

2.1                               History & Business Developments

Business Description

Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol (“IP”) networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

Our products principally perform the backhaul function in a communication service provider’s network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, Long-Term Evolution (“LTE”)) and large “out of territory” enterprises to nodes on the fiber optic core network.

Our line of wireless carrier-Ethernet links is marketed under the Horizon trade name. Our Horizon product line is carrier-grade and operates primarily in licensed spectrum bands to minimize interference.

In 2011, we introduced our Avenue solution, which extends our reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services.  The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure.  This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

On June 1, 2012, we acquired our Harmony product line from Nokia pursuant to the NSN Transaction. The Harmony product line is a multi-service wireless platform enabling TDM and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by Nokia as FlexiPacket.

In 2013, we introduced our Harmony Lite and Avenue Link Lite products lines.  These product lines are DragonWave’s first products in the sub-6GHz bands.  The Lite products operate in licensed and unlicensed bands, and provide Line of Sight, and non-line of sight connectivity.  The Lite product line is an important part of our small cell backhaul offering in the Avenue family.

In 2014, we introduced our Harmony Eband product.  Harmony Eband operates in the 70/80 GHz bands.  It provides capacities of up to 2.5 Gbps, and operates in low cost bands, providing mobile operators with a much total cost of ownership and scalability strategy.  Although the 70/80 GHz market is still in its early stages, it is one that is expanding quickly, and we expect to continue to expand for some time.

The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy time-division multiplexing (TDM) traffic to IP-based traffic to improve network efficiency and enable IP-based services.

Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

We commenced commercial deployment of our products in 2002 and, as of February 28, 2014, have shipped approximately 89,317 product units (i.e., links). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 88 countries. In the fiscal year ended February 28, 2014, we delivered products to 230 customers, including Nokia, TESSCO (United States), Samsung, Alliance Communications (United States), SAAB (Sweden) and Xplornet (Canada).

Mergers & Acquisitions and Joint Ventures

Acquisition of Microwave Transport Business of Nokia Siemens Networks (now Nokia)

On November 4, 2011, we and our wholly-owned subsidiary incorporated in Luxembourg, DragonWave S.à r.l., entered into a master acquisition agreement (the “Original Master Acquisition Agreement”) with Nokia Siemens Networks B.V. (“NSN B.V.” and together with its affiliates and subsidiaries, “NSN”)) to acquire certain assets and liabilities of NSN, namely its microwave transport business, including the associated operational support systems (OSS) and related support functions (the “Business”). The details of proposed acquisition of the Business were disclosed our press release dated November 4, 2011 and in our material change report of dated November 14, 2011.  On May 3, 2012, we announced that the terms of the proposed transaction had been revised pursuant to the terms of an Amended and Restated Master Acquisition Agreement (the “Amended and Restated Master Acquisition Agreement”) dated May 3, 2012. On June 1, 2012, we announced the closing of the transaction (the “NSN Transaction”) contemplated by the Amended and Restated Master Acquisition Agreement.

Consideration paid on closing by DragonWave S.à r.l, was $12.7 million in cash and 2,000,978 of our common shares with market value of $5.3 million. The cash payment was made in Euros.

The fair values of the assets acquired and liabilities assumed by us in the NSN Transaction are as follows:

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115
Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162
Tangible Liabilities Acquired	6,646
Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800
Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)
Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)
8,652

The purchase price set out in the table above consisted of the following components: (a) cash delivered on closing; (b) 2,000,978 of  our common shares delivered on closing with a fair value of $5.3 million which reflects that Nokia is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; (c) other consideration deferred for specific tangible assets; and  (d) a contingent receivable which was based on business performance in the twelve months following closing.

The NSN Transaction was financed through a combination of cash on our balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada.

We recognized a one-time gain on purchase of business of $19.4 million in the year ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

As part of the NSN Transaction, the acquisition of NSN’s (now Nokia’s) Chinese operations was completed on December 1, 2012 and approximately 100 employees based in Shanghai transferred to DragonWave.

The microwave transport assets of Nokia in Italy, including NSN (now Nokia) employees based in Italy, were excluded from the acquisition.  On closing, we entered into a services agreement with NSN (now

Nokia) for outsourced R&D, product management, sales support and operations functions.  This was aimed at enhancing our ability to continue to deliver on critical customer deliveries.

As described above, the Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that was contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date.  The initial $10.6 million value of the contingent receivable was increased during the year ended February 28, 2013 based on a change in fair value offset by payments received and foreign exchange.  The contingent receivable balance carried on the balance sheet as at February 28, 2013 was $13.8 million.

On April 10, 2013, we announced changes to our existing operational framework with NSN (now Nokia) the (“Renewed Framework”). In line with the Renewed Framework, we will continue to be the preferred, strategic supplier to NSN (now Nokia) of packet microwave and related products, and the companies will jointly coordinate technology development activities.

Under the terms of the Renewed Framework, on April 12, 2013, NSN paid $13.8 million to us which settled the balance of our contingent receivable. NSN (now Nokia) took on additional commitments and costs so that we can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN provided research & development and certain other services to us since June 1, 2012, was terminated. As a result, we reduced accounts payable by $13.3 million. We also eliminated capital assets with a net book value of $0.6 million and the corresponding capital lease obligation associated with the Italian operations in the amount of $1.3 million. During the year ended February 28, 2014, we also reduced a capital lease obligation associated with our operations in India by $0.4 million based on a revised agreement.

We also recorded a liability, based on management’s estimate, for a termination fee which is currently valued at $9.1 million.   We expect to pay this liability over the course of fiscal year 2015 and 2016.

When the NSN Transaction was completed, many aspects of our business were substantially changed, including our revenue profile, product offering, mix of geographic markets, distribution channels, contract manufacturing arrangements, R&D activities and employee base.  See “Risk Factors — Risks Related to the NSN Transaction and Acquisitions Generally” below.

Acquisition and Disposition of Axerra Networks, Inc.

On October 14, 2010, we announced the acquisition of Axerra Networks, Inc. (“Axerra”). Axerra was well known in the mobile network industry as a leader in pseudowire technology and had a product portfolio that allowed carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

DragonWave acquired Axerra (the “Axerra Acquisition”) in an all cash transaction valued at $9.5 million. The earn-out phase of the Axerra Acquisition was completed on February 13, 2012 and, based on sales performance since the completion of the Axerra Acquisition, the earn-out amount was $1.9 million, raising the value of the transaction to $11.4 million. At DragonWave’s option, a portion of the earn-out was paid in cash, in the amount of $0.1 million with the balance of the earn-out being paid in 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

Axerra was the recipient of certain grants under Israel’s Encouragement of Research and Development Law, 1984 (the “R&D Law”). The R&D Law requires that products supported by a grant must be manufactured in Israel in accordance with the percentage of manufacturing declared in the grant application. The grants are repayable in full based on a pre-determined royalty scheme. Royalties may be increased if manufacturing is transferred out of Israel. In certain other circumstances, such as the transfer of Axerra’s know-how outside of Israel, repayment of the grant may be required and royalties may be increased. Restrictions on overseas transfer of manufacturing continue to apply despite full payment of the grant.  Axerra was renamed DragonWave Ltd. following the Axerra Acquisition.

Over the course of the fiscal year ended February 28, 2013, the revenue levels generated by the product portfolio of DragonWave Ltd. declined dramatically and the R&D activity in Israel was discontinued. In addition, the closing of the NSN Transaction resulted in some product redundancies.  On January 23, 2013, we entered into a share purchase agreement to dispose of all of the issued and outstanding shares of DragonWave Ltd. for a nominal amount to several Israeli based companies. In connection with the disposition of DragonWave Ltd., we were granted a license to certain IP of DragonWave Ltd. and we have agreed to comply with the R&D Law in connection with our use and disposition of the licensed IP. We are not otherwise subject to any ongoing royalty obligations to the Israel Office of the Chief Scientist.  In connection with the disposition DragonWave Ltd. was renamed Axerra Networks Ltd.

DragonWave and HFCL Address Strategic Indian Market by Forming Joint Venture

On October 19, 2010, DragonWave and Himachal Futuristic Communications Ltd. (“HFCL”), one of India’s leading telecommunication equipment manufacturers and turnkey service providers, announced the formation of a joint venture to provide leading packet microwave solutions to the Indian market. DragonWave owns 50.1% of the equity in DragonWave HFCL India Private Limited (the “Joint Venture Company”) and the balance of the equity is owned by HFCL.  We do not control the board of the Joint Venture Company.

The Joint Venture Company, based in Delhi, utilizes HFCL’s local market knowledge and expertise to sell and market DragonWave products in India. HFCL has a telecommunication equipment manufacturing facility at Solan, Himachal Pradesh.

With the completion of India’s 3G and BWA radio-access spectrum auctions, service providers are preparing to rollout 3G and 4G IP-based networks in order to support the bandwidth and service requirements of the new High-Speed Packet Access (“HSPA”), LTE and WiMAX base stations that will use this spectrum.

With the closing of the NSN Transaction, DragonWave and HFCL have agreed that certain DragonWave products and services will be provided to Nokia in India by the Joint Venture Company.

Equity Offerings & Transactions (Over the Last Three Fiscal Years)

Offering of Units

On September 23, 2013, we completed a public offering (the “Offering”) of units (“Units”). Under the terms of the Offering, we issued and sold 11,910,000 Units at a price of $2.10 per Unit for aggregate gross proceeds of approximately $25.0 million.  After deducting commissions and listing expenses, we realized net proceeds of $22.4 million.  Each Unit consisted of one common share and three quarters of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one of our common shares at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. The form of Warrant, set out the terms of the Warrants, was filed under our profile on SEDAR at www.sedar.com on September 17, 2013.  As of the date of this Annual Information Form there are 2,971,000 Warrants outstanding.

The Warrants contain a cashless exercise feature pursuant to which the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making the cash payment on account of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the form of Warrant and defined in the form of Warrant as the ‘‘Net Number’’. The Warrants also provide that holders may exercise on a cashless basis and receive 133 1/3% of the common shares they would otherwise be entitled to receive upon exercise of the Warrants, if such exercise (1) occurs after November 12, 2013 and before October 12, 2014, and (2) the “Market Price” (as defined in the form of Warrant) is less than $2.10 (as adjusted for stock splits, stock dividends, recapitalizations and similar events). Since November 12, 2013, an aggregate of 5,961,500 Warrants have been exercised and 7,899,397 common shares have been issued pursuant to such cashless exercises.

Normal Course Issuer Bid

On April 9, 2010, we announced that the Toronto Stock Exchange (the “TSX”) had accepted our notice of intention to make a normal course issuer bid. Under the terms of the normal course issuer bid, we were permitted to acquire up to 3,508,121 of our common shares, representing approximately 10% of its public float, through the facilities of the TSX and NASDAQ, subject to applicable securities laws. We acquired 1,865,549 of our common shares pursuant to the normal course issuer bid at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10,738,000. The normal course issuer bid expired on April 12, 2011.

Product and Business Developments (Over the Last Three Years)

Fiscal Year 2014 (March 1, 2013 until February 28, 2014)

•             On February 19, 2014, we announced the expansion of our product portfolio with the introduction of the Harmony Eband, a compact, lightweight radio that operates in the 70-80 GHz spectrum with low-energy consumption. The Harmony Eband provides an enhanced option for mobile backhaul markets, providing reach comparable at 23-38 GHz, higher capacity and a lower OPEX expansion solution.

•             On January 28, 2014, we announced the addition of the Harmony Trunk C hybrid trunking microwave radio, released to complement our existing high capacity Harmony Trunk microwave product portfolio.

•             On January 22, 2014 we announced that we have been selected as a microwave solutions provider for backhaul connectivity as part of Gogo’s ongoing expansion efforts. Gogo is a leading provider of in-flight services, having equipped more than 2,000 commercial aircraft and more than 6,500 business jets with its exclusive online solutions. The DragonWave Horizon Quantum and Horizon Compact+ radios offer the performance parameters for linking Gogo’s remote tower locations back into a wired network.

•             On January 15, 2014, we and Xi’an Potevio Communications, an ICT subsidiary company of China Potevio Corporation, announced the signing of a strategic sales agreement focused on the sale and distribution of DragonWave solutions in The People’s Republic of China. As part of the agreement Xi’an Potevio Communications, has made the first deliveries to a leading mobile services provider in Mainland China of Horizon Compact, all-outdoor radios and will expand its marketing of Horizon and Harmony microwave radios for use in the country’s growing mobile, fixed and enterprise markets.

•             On January 7, 2014, we announced the amendment of our existing revolving credit facilities with Comerica Bank and Export Development Canada. The maximum amount of credit availability under the amended asset-based credit facility has been increased from $20.0 million to $40.0 million. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.  The revolving credit maturity date has also been extended from May 31, 2014 to June 1, 2016.

•             On December 17, 2013, we announced that we have become the single-source microwave backhaul supplier for MADA Communications Kuwait (“MADA”) in its multi-million dollar network deployment. Enabling Multi Gigabit speeds with minimal latency and ease of capacity upgrades, our Horizon Compact and Quantum products allows MADA’s network to expand to the increasing demand for bandwidth from their customer base.

•             On December 10, 2013, we announced the addition of Mr. Robert Pons to our Board of Directors. Mr. Pons is a veteran of the telecommunications industry and is based in the United States. He brings a rich combination of senior operating and board governance experience to our Board of Directors including expertise in developing and implementing Sales, Marketing and Distribution strategies.

•             On December 9, 2013, we announced an agreement with defense and security company Saab to work collaboratively on the expansion and enhancement of national security communication networks in Sweden, Norway, Finland, Denmark and Iceland. As a first step, we will work with Saab to deploy up to 1500 DragonWave Harmony Radio links and a supportive number of Harmony Hub 800 adaptable, multi-service nodal switches to build an extensive, mission critical network covering all of Sweden, including remote locations.

•             On November 13, 2013, we announced the commercial availability of our 60 GHz technology in the Horizon Compact+ and Avenue Link product lines.

•             On June 24, 2013, we announced the addition of our Avenue product line and complementary e-band solutions to the Cisco Small Cell Wireless Backhaul Ecosystem.

•             On May 14, 2013, we, and our Peruvian-based, sales partner Electrodata, announced the ongoing deployment of over 200 new DragonWave Horizon links as part of regional service provider Olo del Peru’s (“OLO”) expansion plans. Increased microwave backhaul capacity is enabling the carrier to reach more customers and offer new and enhanced services.

•             On April 10, 2013, we announced the Renewed Framework.

•             On March 11, 2013, we announced a product addition to our portfolio with the introduction of the Harmony Radio Lite. Harmony Radio Lite is specifically tailored to provide reliable and affordable connectivity to vertical markets, such as public safety, education, healthcare, oil and gas organizations and utilities, as well support growing mobile backhaul demand in rural and suburban communities.

Fiscal Year 2013 (March 1, 2012 until February 28, 2013)

•             On February 19, 2013, we announced an addition to our product portfolio with the introduction of the Avenue Link Lite. With a form factor of only 7.5 inches square including antenna, the sub-6 GHz point-to-point microwave radio supports both licensed and unlicensed spectrum and is ideally suited for non-line-of-sight (NLOS) scenarios where obstructions are found between link endpoints.

•             On November 30, 2012, we announced that we completed the transaction to acquire certain Chinese operations of Nokia Siemens Networks’ (now Nokia) microwave transport business in China as all Chinese regulatory requirements had been met.

•             On November 27, 2012, we announced that we signed a new contract with our existing customer WireIE valued at approximately $1 million in the first year.

•             On September 24, 2012, we announced that we had concluded field tests and confirmed the functionality of higher modulation modes of up to 2048 QAM on our Horizon packet microwave products.

•             On September 17, 2012, we announced that we were addressing a growing demand for streamlined wireless backhaul solutions in the Nigerian market and that we had recent deployments with five new customers in the West African nation. Mobitel, Netcom, MainOne, Spectranet, and Monacom have selected our Horizon product family to deliver high-capacity, 4G/LTE-Ready wireless backhaul networks.

•             On September 10, 2012, we announced that we had implemented several cost saving measures to reduce expenses and associated cash consumption.

•             On June 4, 2012, we announced that we had implemented several structural adjustments to reflect our global integration plan in connection with the completion of our acquisition of Nokia Siemens Networks’ (now Nokia) microwave transport business.

•             On June 1, 2012, we announced the closing of the NSN Transaction, as described above.

•             On May 16, 2012, we announced the expansion of our portfolio to include the products to be acquired as part of the NSN Transaction. The newly acquired products are marketed under the names Harmony Radio, Harmony First Mile 200, Harmony Hub 800 and Harmony Trunk.

•             On May 8, 2012, we announced the availability of higher modulation modes of up to 2048 QAM on our Horizon packet microwave products. This higher modulation allows the radios to transport up to 37% more data through existing microwave channels, which significantly improves spectral efficiency and, correspondingly, lowers operators’ cost per bit.

•             On May 3, 2012, we announced that we had entered into the Amended and Restated Master Acquisition Agreement, as described above.

•            On May 1, 2012, we announced that we had expanded our portfolio to deliver broader frequency coverage and extended application support by adding the Horizon S-Series, a sub-6 GHz radio suited for non-line-of-sight applications such as those required for public safety and state and local governments, as well as certain microcellular backhaul applications. The Horizon E-Series, which operates in the licensed 70/80 GHz frequencies, was also added. This series is designed for shorter-range deployments in urban environments, such as in a mobile backhaul scenario, microcellular backhaul applications or to provide enterprise connectivity.

Fiscal Year 2012 (March 1, 2011 until February 29, 2012)

•             On February 14, 2012, we announced the purchase by JAB Broadband (“JAB”) of an additional mix of 200 DragonWave Horizon links to support JAB’s network upgrade initiatives.

•             On December 19, 2011, we announced that we had eliminated 38 positions from our Israeli operations.

•             On November 4, 2011, we announced our plans to acquire Nokia Siemens Networks’ (now Nokia) microwave transport business, including its associated operational support systems (OSS) and related support functions, subject to any applicable regulatory, exchange and third party approvals, a consultation process with trade union representatives and other customary terms and conditions.

•             On October 25, 2011, we announced that we entered into an alliance with FiberTower (NASDAQ: FTWR), one of the largest alternative backhaul providers in the United States, that allows us to bundle FiberTower spectrum with our Avenue product line, while also enabling FiberTower to offer bundled spectrum and equipment solutions.

•             On October 25, 2011, we announced the introduction of our new zoning-friendly “Avenue” platform, which enables service providers to quickly scale capacity, increase in-building service coverage and optimize spectrum usage.

•             On October 18, 2011, we announced that our Fusion A800 product played an integral role in BVU Optinet’s network migration plans.

•             On August 17, 2011, we announced that we had advanced in the Cisco Developer Network as a Solution Developer within the Active Network Abstraction platform, Network and Services Management technology category. In addition, we announced that DragonWave’s Horizon Compact and Quantum products successfully completed interoperability testing with Cisco’s MWR 2941 Mobile WirelessRouter solution.

•             On July 11, 2011, we announced that TELUS had selected our Horizon Compact to provide high-capacity video and data connectivity for special events.

•             On July 5, 2011, we announced the departure of Brian McCormack, Vice President of Worldwide Sales from the Company. As of July 5, 2011, regional sales executives have reported directly to Peter Allen.

•             On March 29, 2011, we announced that our Horizon Compact product was deployed to support FiberTower’s microwave-based packet backhaul services.

•            On March 24, 2011, we announced that Northeast Wireless Networks selected our high-capacity packet microwave backhaul solution to help it quickly and cost-effectively enable 3G and 4G services in underserved markets. Northeast Wireless’s first deployments of our Horizon Compact and Horizon Quantum enable greenfield network rollouts in rural Maine and Oregon.

•             On March 24, 2011, we announced that KeyOn Communications Holdings, Inc. (“KeyOn”) would deploy our Horizon Compact and Horizon Duo high-capacity packet microwave solutions to anchor the “middle mile” network components for KeyOn’s stimulus-funded 4G wireless network service rollout to rural homes, businesses and critical community facilities such as healthcare providers.

ARTICLE 3:  DESCRIPTION OF THE BUSINESS

3.1                               General

Markets

Principal Markets

We target customers principally in the global communications service provider market, including broadband service providers and mobile service providers. In the broadband service provider market, our products are used to connect to the core of the network in both mature, developed markets as an extension or alternative to existing broadband infrastructure, and in emerging markets that possess limited broadband infrastructure as an alternative to deployment of wireline infrastructure. In the mobile service provider market, our products are used by service providers that provide emerging high-capacity mobile services to end-users. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. Our principal markets are described below.

Communications Service Provider Markets

Broadband Service Provider Market

Broadband is a high-speed digital communications medium that uses high-bandwidth channels for sending and receiving large amounts of voice, video and other data. Traditionally, broadband services have been delivered to end-users via cable, DSL or T1/E1 (TDM) networks, which transmit communications much faster than analog networks used for earlier data and voice communications.

Communications service providers provide broadband connectivity to business customers both “in territory” where they own the infrastructure connecting their points of presence and end-users, and “out of territory”, where they must lease or build this access infrastructure. The leased lines model is generally not optimal for these service providers, due to high lease costs and the fact that, in many cases, lines must be leased from direct competitors. As a result, these service providers have an economic and strategic imperative to find a cost-effective alternative to leased lines. We believe that Ethernet microwave transport technologies, such as those we provide, can furnish this alternative.

Mobile Service Provider Market

Wireless communications services is the provision of voice, video and other data communications services to users of wireless devices for network connectivity for fixed and/or mobile applications. Within this market, we focus on service providers offering emerging high-capacity services based upon 3G+ access technologies, primarily HSPA and LTE.

In wireless networks, mobile wireless handsets and other subscriber devices connect to a network of wireless base stations, which are in turn interconnected by backhaul network solutions to the fiber optic core network. Cellular and other mobile networking technologies have evolved to provide higher bandwidth and IP networking capabilities. We believe that in markets where subscriber growth is most rapid, service providers will focus on building new networks to provide basic voice service, and in markets where the subscriber base is mature, service providers will focus on expanding the capacity of existing networks to roll out advanced data and video services which require higher network bandwidth per subscriber. Both scenarios create increased demand for backhaul capacity.

3G+ wireless technologies comprise a range of technologies that enable the provision of high-speed wireless access services for subscriber devices such as handsets and personal computers. 3G+ wireless technologies include technologies evolved from traditional cellular technologies or from all-IP broadband wireless access technologies such as LTE. As such, 3G+ mobile technologies encompass a range of different wireless network access standards that provide increased subscriber bandwidth either in legacy TDM networks or utilizing emerging wireless IP networks. 3G+ mobile technologies enable users to utilize voice services as well as high bandwidth applications such as downloading music and other content such as maps and video, exchanging email, multimedia messaging, and a broad array of Internet applications.

The major emerging high-capacity all-IP radio access network technologies currently being deployed or planned for deployment are LTE and Small-Cell LTE/3G:

•                  Long Term Evolution (LTE) is an advanced 3G+ technology for both GSM and CDMA cellular service providers. Approved in 2008, LTE is defined by the 3G Partnership Project with the latest release being 3GPP Release 10. With typical download speeds of approximately 6 Mbps, LTE is considerably higher bandwidth than HSPA (evolved from GSM) and EV-DO (evolved from CDMA). LTE is an IP networking technology and we envision that GSM and CDMA service providers will eventually migrate to LTE to provide an interoperable IP-based cellular system worldwide.

•                  Small Cell LTE/3G — Small cells are being widely planned for deployment to increase total network capacity in high usage areas, such as urban metros.  The deployments are on non-traditional locations, such as light poles, and will be very dependent on high capacity wireless backhaul.  Trials of these architectures are currently being carried out, with initial pilot small call deployments started, while in 2014 we expect primarily informative tenders, trials and pilots, with market-wide rollouts ramping in volume in 2015.

Enterprise and Government/Municipal/Public Safety Markets

We also target large organizations, such as enterprises and government/municipal bodies, with diverse locations that require or own high bandwidth communications networks. This market includes the education sector (distance learning and Internet access for schools), the health sector (remote imaging and campus networks) and municipalities that deploy networks for city-wide public Internet access and/or government and emergency services. In this market, we target our products at organizations that build their own communications networks rather than lease services from service providers. We believe that as bandwidth demand continues to grow, these organizations will increasingly consider the implementation of private networks to reduce service lease costs. Examples of our end-customers that have deployed private networks include SAAB (Sweden National Security Communication Network), The City of Barrie (Ontario, Canada), South Wales Fire Department (U.K.), The Palm Springs School District (California, United States), South Georgia Regional Information Technical Authority (Georgia, United States), Nexus Systems (Louisiana, United States), City of Joliet (Illinois, United States), City of Plano (Texas, United States), City of Hoffman Estates (Illinois, United States), City of Melrose Park (Illinois, United States), Crane Naval Base (Indiana, United States), Ventura County (California, United States), the Dubai Police (Dubai, U.A.E.) and the WireIE (Canada).

Distribution Methods

We distribute our products and services principally through our strategic partnership with Nokia and through a combination of direct and indirect sales channels, which we established prior to the NSN Transaction. This strategy permits us to broaden our customer coverage, while at the same time retaining contact with our customer base and managing costs. The sales cycles can be lengthy and often include network studies and trials of our equipment in laboratory and field environments. Because our products are utilized in large network deployments, the sales are project-based and accordingly are highly variable from quarter to quarter.

Our sales and business development team of 39 employees is organized across three geographic regions: North America, the Middle East and Africa (“EMEA”), and Asia-Pacific. These employees are currently based in the United States, Canada, Mexico, the United Kingdom, France, Spain, Italy, the Netherlands, Russia, the United Arab Emirates, Pakistan, South Africa, Singapore, China, and South America. The sales and business development team is comprised of dedicated people assigned to specific customer accounts. Sales personnel have extensive knowledge of network infrastructure. In addition to monitoring closely the target markets for potential network deployments and new customer opportunities, our sales team builds on our existing relationships with our customers’ network planning organizations, including participating in business case development and technical analysis of projects.

Strategic Partner — Nokia

Pursuant to the NSN Transaction and the implementation of the Renewed Framework, we have added Nokia to our distribution process as strategic partner. This relationship provides a potentially large indirect sales channel whereby the product lines we purchased in the NSN Transaction are sold through Nokia’s worldwide channel.

Nokia purchases our products through multiple legal entities and moves them through their internal channels to the eventual end users in geographic regions across the globe. The location of the Nokia buying entity does not necessarily reflect where the product is ultimately deployed. As a key part of our sales activities related to Nokia, our sales and support teams work directly with the Nokia customer teams in various geographic regions on bid activity, product demonstration coordination, customer meetings and general support of the Nokia customer teams.

In the last fiscal year, ended February 28, 2014, revenue through our strategic partnership with Nokia has represented over 59% of our total revenue.  The remaining 41% of our revenue (not through our strategic partnership with Nokia) for the fiscal year ended February 28, 2014, came through both direct sales and indirect sales activities as discussed below.

Direct Sales Strategy

Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received, but can be longer, particularly in green field situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. While North America is our primary geographic market, the sales team targets service providers across the world and our products have been deployed in numerous countries including: across Europe (in France, Germany, Sweden, Spain, Italy, Cyprus and the United Kingdom), the Middle East  and Africa (in the United Arab Emirates, Saudi

Arabia, Jordan, Kuwait, Israel, Lebanon, Nigeria and South Africa), CALA (Peru, Mexico), and Asia (India, Pakistan, China and Australia).

Our direct sales and business development team primarily focuses on Tier 1 service providers, such as, Sprint, WireIE, Xplornet, Northeast Wireless Networks, Mada, Gogo, and Yota.  This channel represented approximately 9% of revenue for the fiscal year ended February 28, 2014 (fiscal year ended February 28, 2013—8%).

Indirect Sales Channel Strategy

Our indirect sales channel consists primarily of distributors and regional value-added resellers (“VARs”), and is involved in both channel-initiated sales (sales initiated and serviced by third parties) and channel-fulfilled sales (sales initiated by our direct sales team and serviced by third party resellers). Our principal North American distributors are TESSCO Technologies Inc., Talley Inc., Alliance Communications Corporation and Hutton Communications Inc. These distributors have been selected based on geographic coverage and access to markets. Within North America, the VARs are identified by our distributors. We have agreements with several regional VARs in North America. Outside of North America, we select the VARs directly. We qualify our VARs based on experience deploying microwave equipment, contacts in our target customer segments, and financial stability. We provide ongoing training to our VARs, and our VARs work with our dedicated account managers, participate in co-operative marketing programs and receive market development funds and support materials for customer sales. Our personnel assist our VARs with initial installations of our products to provide quality assurance to end-customers.

We also work with OEMs (original equipment manufacturers), including system integrators and network equipment vendors, to assist them in providing complete network solutions for their end-customers, who are primarily Tier 1 service providers.

In EMEA and Asia-Pacific, we have agreements with regional VARs in the United Kingdom, Ireland, Spain, France, Germany, Belgium, the Netherlands, Sweden, Norway, Hungary, the Czech Republic, Russia, Israel, Saudi Arabia, United Arab Emirates, Kuwait, South Africa, Australia, Pakistan and Singapore. This channel represented approximately 32% of revenue for the fiscal year ended February 28, 2014 (fiscal year ended February 28, 2013—26%).

Revenues

Our revenue in the 2014 fiscal year was $90.0 million, compared with $123.9 million for the 2013 fiscal year.  Almost all of our revenue originated from our Harmony and Horizon product lines.  In the 2014 and 2013 fiscal years, we did not derive any of our revenues from sales to joint ventures in which we are a participant, sales to customers who were investees, or sales to controlling shareholders of the Company.  We prepare consolidated financial statements, which include, among other things, the revenue from the Joint Venture Company, which is owned as to 50.1% by DragonWave. All intercompany accounts and transactions have been eliminated upon consolidation.  See also “Economic Dependence”.

Production and Services

We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. In addition, we are able to leverage the economies of scale and expertise of specialized outsourced manufacturers, reduce manufacturing and supply chain risk and reduce distribution costs.

We have several providers of outsourced manufacturing, repair and logistic services including: Plexus Corp. (“Plexus”), TQ-Systems Durach GmbH (“TQ”), Jabil Circuit (“Jabil”), Lloyd Douglas Solutions (“LDS”), and Panalpina World Transport LTD (“Panalpina”).

•                  Plexus is an electronics manufacturing services company headquartered in Neenah, Wisconsin with manufacturing facilities located around the world. Plexus provides product design, supply chain and materials management, manufacturing, test, fulfillment and aftermarket solutions to branded product companies in the wireline networking, wireless infrastructure, medical, industrial and defense/security/aerospace market sectors. Our products are manufactured at Plexus facilities in Boise, Idaho and Penang, Malaysia.

•                  TQ is an electronics manufacturing services company providing manufacturing and repair services for us at its facility in Durach, Germany.

•                  Jabil is an electronics manufacturing services company headquartered in St. Petersburg, Florida with facilities located around the world. Our products are manufactured and repaired at a Jabil facility in Penang, Malaysia, and in Marcianise, Italy.

•                  LDS provides manufacturing and repair services to us from its manufacturing and repair facility located in Kanata, Ontario.

•                  Panalpina headquartered in Basel, Switzerland provides logistics services for us globally as well as at facilities located in Praque, Czech Republic and Penang, Malaysia.

We have allocated manufacturing of our products (including components) among key suppliers to reduce the risks associated with using a single supply source and to ensure competitive pricing and levels of service. Using multiple suppliers also enables us to respond more rapidly to increases in demand for our products.

Research and Development Activities

Our ability to develop technologically superior and cost-effective solutions relative to our competitors can only be achieved through our continued research and development (“R&D”) efforts.

Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 134 personnel in our engineering group, representing approximately 53% of our total personnel. The majority of our engineering staff hold degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our growing customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

On November 30, 2012, we added 100 employees in Shanghai.  There are currently 96 employees in Shanghai, of whom 92 are in R&D.    From June 1, 2012 until November 30, 2012, the services of these employees were provided under a services arrangement with Nokia.

Between June 1, 2012 and April 9, 2013, we also received R&D services outside of China provided by Nokia under a services arrangement. These services were discontinued on April 9, 2013 as part of the Renewed Framework.

Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 22% and 27% of our revenues in R&D during fiscal year 2014 and fiscal year 2013, respectively.

Competitive Conditions

We face competition in our target markets from two types of microwave equipment suppliers: Hybrid equipment suppliers and Ethernet equipment suppliers. Microwave equipment has historically been used to address the backhaul requirements of 2G cellular applications and, today, a large portion of the market is still PDH (plesiosychronous digital hierarchy) and Hybrid products. The leading suppliers of PDH and Hybrid microwave equipment are NEC Corp., Alcatel-Lucent, Ericsson, and Huawei. While we compete with suppliers of PDH backhaul products used in 2G networks, our native Ethernet-based products are optimized for the transport of packet-based networks and feature significantly higher capacity, and a manufacturing process that delivers this high capacity at a lower price, compared to PDH equipment.

A second category of equipment suppliers for backhaul applications are, like us, focused on Ethernet-based products in IP networks. These suppliers are our main competitors and include SIAE Microelectronics, Ceragon Networks Ltd. of Israel, and Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.) of the United States. We encounter these competitors in network builds focused on IP traffic. We believe that our high bandwidth capability/flexibility, and all-outdoor solution, performance and simplicity differentiate our solution from products offered by our competitors.

We also face competition from full service network integrators such as Huawei, NEC Corp., Alcatel-Lucent and Ericsson, who have developed competing Ethernet-based products for IP networks.

The telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.   Recent examples include our acquisition in June 2012 of Nokia’s microwave transport business, and the acquisition by Ceragon Networks Ltd of Nera Networks AS in January 2011. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies.

Our assessment of our competitive position, as described above, is based, among other factors, on our knowledge of the telecommunications equipment industry and communications with our customers.

Products or Services

Our principal commercialized product lines are Harmony, Horizon, Avenue and NetViewer.

Harmony

The Harmony product line is a multi-service wireless platform enabling TDM and packet-based services across wireless or wireline infrastructure.  This product line was originally acquired through the NSN Transaction, and is currently resold by Nokia.  This product is unique in that it has true hybrid capabilities, with software upgradability to an all-IP network, and in addition is being modernized with new product developments including Harmony Lite and Harmony Eband.

Harmony First Mile 200

Harmony First Mile 200 is a reliable and flexible indoor unit (IDU) of the Harmony family, which can be used for tail or chain application in the mobile backhaul.  It can be connected to Nokia Network’s FlexiPacket outdoor units (ODU) to carry traditional E1/T1 and Ethernet traffic.  The Harmony First Mile 200 directly powers the Harmony Radio, offers flexible protection architectures including Hot-Standby and ring capability.  The Harmony First Mile 200 also provides multiple end-to-end synchronization options.

Harmony Hub 800

With the Harmony Hub 800, we deliver a multi-service platform that provides packet, pseudowire and hybrid capabilities.  Hub800 is a reliable and flexible indoor unit (IDU), which can be used for tail, hub and edge application in the mobile backhaul. It provides up to 12 ODU directions with high capacity TDMoP (up to 128E1s) and full protection scenario, and is able to have interface to SDH network as well. The Hub 800 uses a multi-slot structure, and provides microwave integration with the Harmony Radio.  Optional cards are used to fit the requirements of different applications. The Harmony Hub 800 also provides multiple end-to-end synchronization options.

Harmony Radio

Harmony Radio is a reliable and flexible microwave radio, which efficiently transports Ethernet traffic in RF bands from 3.5 GHz up to 38 GHz. Harmony Radio can be used in different transmission networks: mobile networks, fixed networks or private networks. Harmony Radio is the outdoor unit of the Harmony product Line: a packet microwave system designed to meet the requirements of evolved transport networks with the target of minimizing the total cost of ownership for the operator. Harmony Radio joins together the benefits of an advanced scalable microwave radio and of a real carrier grade Ethernet nodal solution. Harmony Radio provides field upgradability from a hybrid to an all-IP architecture.  The Harmony Radio supports overhead compression, and all-outdoor XPIC.  In addition, multi-radio provides advanced protection capability.

Harmony Radio Lite

The Harmony Radio Lite is a sub-6 Ghz product with near and non-line of sight capabilities in the licensed and unlicensed bands.  With an all-outdoor architecture and integrated 6” antennas, the Harmony Radio Lite is optimized for 3G and 4G small cell backhaul.  The Harmony Radio Lite is a differentiated platform with SynchE, 1588, low delay and low PDv capabilities.  In addition, the Harmony Radio Lite can be deployed as an integrated ODU with the Harmony First Mile 200 or Harmony Hub 800, and provides end to end Ethernet capabilities within the Harmony product family.

Harmony Eband

Harmony Eband is, a compact, lightweight, low energy consumption radio operating in the 70-80 GHz spectrum. The Harmony Eband is ideally suited for mobile backhaul markets, providing reach comparable to 23-38 GHz offering, higher capacity and a lower OPEX expansion solution.

Harmony Eband allows operators to tap into readily available spectrum that is generally lower cost and more lightly licensed than lower frequencies and it is equipped with a number of features that increase spectral efficiency and extend the radio’s reach, while also providing extensive networking capabilities compliant with the latest Carrier Ethernet standards. Harmony Eband’s industry leading performance is demonstrated by operation up to 64 QAM to achieve throughput of 2.5 Gbps full duplex in 500 MHz mode. Spectral efficiency is further enhanced by both payload and header compression to deliver capacity of up to 4 Gbps.  Additionally, Harmony Eband features the DragonWave Reach Extender, which leverages Waveform and Modulation Adaptivity (WMA) and MIMO to extend the radio’s reach and deliver 3-6 KM links with high availability.  With an ultra-low delay mode and a CPRI interface, the Harmony Eband radio is also an ideal solution for fronthaul applications.

Harmony Trunk

The Harmony Trunk is a traditional microwave system used for high-capacity multi-channel applications.  This product is primarily used in emerging markets, and offers all-indoor configurations in a rack mount system.  It operates in the sub-11 GHz bands, with focus on reach capabilities, and both packet and hybrid configurations.  We work in partnership with Fujitsu in connection with the Harmony Trunk product and we act as an integrator/reseller of this product through our established sales channels.

Horizon Product Family

We commenced commercial production of our Horizon product line in 2007. Our Horizon product line was designed as a next-generation product to follow our AirPair product line, which was introduced in 2002 and is now in its end of life stage.

Our Horizon product family is an Ethernet microwave portfolio and consists of Horizon Compact, Horizon Compact+ and Horizon Quantum. Key features across our Horizon product line include adaptive modulation, ring/mesh support, advanced prioritization, jumbo frames, flow control, ATPC (adaptive transmission power control) and layer 2 transparencies.

Horizon Compact

Our Horizon Compact is designed to lower capital and operating costs for service providers by integrating and enhancing the functionality of traditional wireless indoor and outdoor units into a single, compact, high-performance, high-availability Gigabit Ethernet all-outdoor microwave transmission system. Horizon Compact offers scalability to 400 Mbps per channel, or 800 Mbps full duplex capacity using a single antenna with cross polarization. The design of the Horizon Compact reduces the installation and operational burden for service providers by not requiring support of indoor backhaul equipment or space in indoor base-station cabinets and using standard cabling with power over Ethernet. The zero-footprint characteristics of the Horizon Compact product complement 3G+ radio-access network solutions. Horizon Compact operates in the 6 to 38 GHz licensed radio frequency, ensuring interference-free performance for Ethernet microwave applications, and provides scalable, low-latency native Gigabit Ethernet connectivity.

Horizon Compact+

In February 2011, we launched the Horizon Compact+ globally.  Horizon Compact+ is the evolution of our existing Horizon Compact product.  Horizon Compact+ is an all-outdoor platform that is fully interoperable with Horizon Compact, enabling rapid adoption by existing customers.

As the first all-outdoor system to include 2048 QAM, Horizon Compact + has industry leading capacity and spectral efficiency capabilities. Building on the capacity increases enabled by our previously announced Bandwidth Accelerator technology, this spectrum-doubling capability increases the data bandwidth of Horizon Compact+ to as high as 2 Gbps. This industry leading spectral efficiency, offers a significant total cost of ownership benefit, especially in markets with high spectrum costs, such as Europe, India and Asia.

Horizon Compact+ offers all the packet-based features of Horizon Compact, and introduces SynchE, as well as up to 4 ports of Ethernet access. Horizon Compact+ operates in licensed spectrum from 6 to 60 GHz.

Horizon Quantum

In September 2009, we launched our Horizon Quantum product in North America and in February 2010, we launched Horizon Quantum in Europe. We have designed Horizon Quantum to provide significantly increased bandwidth capacity of up to 4 Gbps per link. Horizon Quantum is a native Ethernet implementation supporting sub-0.1-ms latencies and is optimized for the rollout of LTE services. Horizon Quantum is a half-rack-unit device incorporating a Bandwidth Accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. The combination of these features results in a five times improvement in rack density per unit of available bandwidth capacity. Horizon Quantum also integrates key nodal intelligence that enables network operations to be streamlined and simplified to yield significant cost efficiencies. For example, Horizon Quantum incorporates integrated switching capability enabling aggregation and switching to optimize ring-and-mesh network deployments by requiring reduced network equipment to be deployed, powered and maintained. Horizon Quantum also incorporates our standard user-scalable bandwidth enabling simple and remote scaling, without truck rolls, providing our customers with key operational-cost benefits.

Avenue

Our Avenue portfolio comprises three microcellular solutions ranging from an access microcell backhaul link (Avenue Link Lite), to a high capacity aggregation link (Avenue Link) to the industry’s first fully-integrated microcellular platform (Avenue Site), with multi-beam backhaul and independently-aligned antenna array, Ethernet switching, power supply, battery backup and a slot for a 3G/4G micro base station; all within a single zoning-friendly enclosure.

Our Avenue solutions are integrated within environmentally hardened enclosures, optimized for street-level deployments. Engineered to provide the greatest flexibility for mobile operators, our Avenue products can be deployed on any number of structures including street lamps, traffic light poles, or building sides. Our Avenue solutions are designed to blend into the urban environment, meeting the size, weight and aesthetic requirements set by city zoning officials.

NetViewer

NetViewer is a multi-service, multi-product network management platform, sold directly and through the Nokia channel.   The NetViewer platform supports the Harmony product line and the Horizon and Avenue product lines.  NetViewer enables provisioning, management, monitoring, and configuration across the line of products in a single graphical user interface (GUI)-based system.  NetViewer also manages legacy Nokia microwave products.  NetViewer as an industry leading end-end Ethernet provisioning engine.

Components

Our product solution consists of links.  Each link is comprised of two radios, two modems, and two antennas and includes our proprietary embedded software and FPGA (field-programmable gate array) firmware. Our links incorporate commercially-available electronic components sourced from third party suppliers, including FPGAs, monolithic microwave integrated circuits and microprocessors. The antennas used in our wireless carrier-Ethernet links are manufactured by third party suppliers.

Component pricing is impacted by a number of factors including the volume we are purchasing, the demand in the industry for similar products which can limit supply, and economic factors such as the price of oil which can impact the landed cost of our components.

The manufacturing of our products depends on obtaining adequate supplies of third party components on a timely basis. We source several key components used in the manufacture of our products from a limited number of suppliers, and in some instances, a single source supplier.  Because certain components have longer lead times, we often pre-order components based on sales forecasts. This can result in oversupply or undersupply of components if actual sales are different from forecast sales.  See “Risk Factors” below.

Intangible Properties

In accordance with industry practice, we seek to protect our proprietary rights through a combination of patent, copyright, trade-mark and trade secret laws and contractual provisions.

Patent law offers some protection for our current and future products and may protect certain elements of our manufacturing processes. Our patent strategy is focused on protecting novel elements of the following aspects of our product and manufacturing design, such as:

•                  core design features (including certain circuits and algorithms required for advanced, low-cost point-to-point radio implementations);

•                  implementation technologies (consisting of the proprietary aspects of our manufacturing design that permit low-cost automated assembly and testing);

•                  certain key Ethernet microwave networking technologies for high-speed, high-performance metro Ethernet networking applications (including bandwidth scaling feature (marketed as “Flex”), mesh rapid link shutdown feature, mesh node packaging/integration); and

•                  other key features of our products (including Flex functionality, RF-loopback, mesh nodes and tri-mode mesh panel features).

Including patents transferred to DragonWave in fiscal year 2014 related to the NSN transaction, our patent portfolio consists of 22 issued U.S. patents, 2 issued Canadian patents, 62 issued European patents, 4 pending European applications and 6 pending U.S. applications

In connection with the NSN Transaction, we use certain patents and other intellectual property rights owned by Nokia under license and in connection with the disposition of Axerra, we use certain patents and other intellectual property rights owned by the acquirers of Axerra under license.

The executable code for our software and firmware, the embedded software and firmware in our hardware products and our manufacturing designs are protected under trade secret law and as unpublished, copyrighted works. Software is only provided to our customers in binary format, subject to industry standard source code escrow arrangements with key customers. We license the use of our product to our customers and resellers. These licenses contain standard provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering or transfer of our product. In addition, we are designing product changes intended to enable the implementation of encrypted embedded firmware to further enhance our ability to protect our intellectual property. We recognize, however, that effective copyright protection may not be available in some countries in which we distribute products.

Our general practice is to enter into confidentiality and non-disclosure agreements with our employees, consultants, manufacturers, suppliers, customers, channel partners and others to attempt to limit access to and distribution of our proprietary information. In addition, our practice is to enter into agreements with our employees that include an assignment to us of all intellectual property developed by each of them in the course of their employment.

We have registered trade-marks DRAGONWAVE, AIRPAIR and HORIZON in Canada and in the U.S. We have a registered trade-mark for DRAGONWAVE in China and have a pending trade-mark application in the European Union and India for DRAGONWAVE.  We have registered trade-mark for AVENUE in the U.S. and have a pending trade-mark application in India. In connection with the Renewed Framework, we have been granted an exclusive licence, without the right to grant sub-licences, to use the trade-marks HUB800 and FIRSTMILE200 and an exclusive license for certain field of use and a non-exclusive licence for certain other fields of use, without the right to grant sub-licences, to use the trade-marks LITE and NETVIEWER. See “Risk Factors” below.

Cycles

There is no seasonal effect on our sales patterns; however, quarterly results may fluctuate especially when multi-year or multi-quarter projects are booked.  Cyclical effects related to the NSN Transaction may become apparent as we continue to integrate the Business and operate under the Renewed Framework.

Economic Dependence

Following the closing of the NSN Transaction, our economic dependence profile has changed significantly.  In the fiscal year ended February 28, 2014, revenue through the Nokia channel has represented approximately 59% of our total revenue.  No other single customer accounted for more than 8% of revenue in the fiscal year ended February 28, 2014.

We supply products to our customers, including Nokia, on a purchase order basis and, accordingly, customers are generally under no ongoing obligation to buy our products. If one or more of our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.  See “Risk Factors” below.

Changes to Contracts

As of the date of this Annual Information Form, we do not anticipate any changes to existing contracts that would have a material effect on the current financial year’s results.

The NSN Transaction and the Renewed Framework has substantially changed and may continue to change many aspects of our business, including our revenue profile, product offering, mix of geographic markets, distribution channels, contract manufacturing arrangements, R&D activities and employee base.  See “Risk Factors — Risks Related to the NSN Transaction and Acquisitions Generally” below

Environmental Protection

Environmental protection requirements currently have no material financial or operational effect on our capital expenditures, earnings or competitive position, and are not expected to have any material effect in future years.  While we are currently unaware of any negative effects associated with our products, allegations of health and safety risks associated with wireless products have been publicized from time to time. See “Risk Factors” below.

Employees

As of February 28, 2014, we had 253 full-time employees and contractors. A breakdown of our employees and contractors by main category of activity and geographic location is as follows:

Category of Activity	February 28, 2014	Geographic Location
General and administrative:	18	Canada, China
Operations:	44	Canada, Global
Research and development:	134	Canada, China
Sales and marketing/customer support:	57	North America, Europe, the Middle East, Asia, Africa, South America
Total:	253

Foreign Operations

We market our products to customers outside of Canada through both direct and indirect distribution channels, and through our strategic partnership with Nokia. We also carry out R&D activities in Shanghai, China. See “Description of the Business — General — Markets”, “- Distribution Methods” and “- Research and Development Activities” above, and “Risk Factors” below.

3.2                               Bankruptcy and Similar Procedures

We have never been subject to a bankruptcy, receivership or similar procedure and no such procedures are proposed for the current fiscal year.

Lending

We have established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2014, this asset based credit facility was for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2014 and as of the date of this Annual Information Form, we had drawn $15.0 million on the facility.

The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of our assets and the assets of our principal direct and indirect subsidiaries. The new terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility that was already in place.  Borrowing options under the credit facility include U.S. dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

As at February 28, 2014, we were in breach of one of the covenants then in place on the facility. However, we have obtained a waiver of the breach from our lenders for a period through May 31, 2014 which eliminated any acceleration of repayment of our obligation.  The credit facility has been amended, such that we are currently in compliance with the covenants under the terms of the credit facility.

ARTICLE 4: RISK FACTORS

4.1                               Risk Factors

Readers should carefully consider the following risk factors in addition to the other information contained in this Annual Information Form. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business operations and cause the price of our common shares to decline. Any of the matters highlighted in the following risks could have a material adverse effect on our business, results of operations and financial condition.  In that event, the trading price of our common shares could decline, and a purchaser of our common shares may lose all or part of his, her or its investment.

Risks Related to the NSN Transaction and Acquisitions Generally

As a result of our acquisition of the microwave transport business of Nokia, we are reliant on Nokia as a customer and sales channel.  In particular, material risks and uncertainties in connection with the completion of the NSN Transaction and the Renewed Framework include, without limitation:

•                    reliance on Nokia  for a large percentage of our revenues;

•                    the impact of supporting the Nokia channel on our operating costs and margins, including increased cash requirements to fund acquired operations and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses;

•                    increased exposure to global currency fluctuations;

•                    that expected synergies may not materialize;

•                    that unexpected costs may be incurred to integrate the business;

•                    that end-customer demand may not meet expectations; and

•                    risks associated with acquisitions generally as detailed in the immediately succeeding risk factor.

We are also directly and indirectly exposed to developments in Nokia’s Networks business and the business of Nokia Corporation.  These risks include the following:

•                  Our sales and profitability will be limited by Nokia’s sales and profitability, which depend on Nokia’s success in the mobile broadband infrastructure services market, a key focus area in its new strategy. Nokia may fail to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers in that market.

•                  Nokia’s increased partnering with third parties, including us, to develop technologies and products is relatively new and requires a commitment by both parties of various resources, including technology, research and development efforts, services and personnel.  This strategy will be hampered if, for example, we are unable to partner effectively with Nokia, if arrangements with Nokia do not develop as expected, or if such arrangements include terms which prove unfavourable to us.

•                  Competition in the mobile broadband infrastructure and related services market is intense. Nokia may be unable to maintain or improve its market position or respond successfully to changes in the competitive environment.

•                  Nokia may fail to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner.

•                  Providing customer financing or extending payment terms to customers can be a competitive requirement in the networks infrastructure and related services business and if Nokia is unable to provide such financing or extend payment terms to Nokia’s customers, this may have a material adverse effect on Nokia’s and our business, results of operations and financial condition.

Other risks relating to Nokia’s  Networks business identified by Nokia Corporation are set out in Nokia Corporation’s annual report on Form 20-F for the year ended December 31, 2013 under item 3D ‘‘Risk Factors’’.

The NSN Transaction is also subject to risks associated with acquisitions generally, as further described in the next risk factor.

Acquisitions and the integration of acquisitions could divert management’s attention and financial resources, may negatively affect our operating results and could cause significant dilution to our shareholders.

We have made, and may continue to make, acquisitions in order to enhance our business.  We intend to continue to address the need to develop new products and enhance existing products through selective acquisitions of other companies, product lines, technologies, and personnel that we believe are complementary to our products and business. Acquisitions of high-technology companies and products are inherently risky.

There is a risk that we will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any particular acquisition, or successfully integrate any acquired product or business into our operations. We are likely to face competition for acquisition candidates from other parties including those that have substantially greater resources available to them.

We undertake thorough due diligence before completing any acquisition, but it is possible that unanticipated factors could arise after the completion of an acquisition. No assurance can be made that pre-acquisition due diligence will have identified all possible issues that might arise with respect to an acquired business or product.

There is no assurance that we will achieve our operational, financial or strategic objectives following acquisition and integration efforts. Our ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and we cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.   There can be no assurance that we will be able to integrate successfully any businesses, products, technologies, or personnel that we might acquire. The integration of businesses that we may acquire is likely to be a complex, time-consuming, and expensive process and we may not realize the anticipated revenues or other benefits associated with our acquisitions if we fail to successfully manage and operate the acquired business. If we fail in any acquisition integration efforts and are unable to efficiently operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resources practices, our business, financial condition, and results of operations may be adversely affected.

Acquisitions involve a number of other risks, including:

•                    diversion of management’s attention from normal daily operations of the business and non-acquisition-related strategic initiatives;

•                    disruption to our ongoing business as a result of time and resources spent integrating the operations, systems, technologies, products, and personnel of the acquired companies;

•                    failure to retain key acquired personnel;

•                    loss of value in the acquired business or product line arising from difficulties in integrating the acquired operations, technologies, products and/or personnel;

•                    insufficient revenue to offset increased expenses and/or unanticipated expenses, events or circumstances attributable to or caused by the acquired business or product line;

•                    assumption of disclosed and undisclosed liabilities;

•                    inappropriate valuation of the acquired in-process research and development, or the entire acquired business; and

•                    adverse employee, customer, distributor, supplier or partner reaction to the acquisition and/or difficulties in maintaining relationships with the customers of the acquired business or product line.

Acquisitions may also cause us to:

•                    use a substantial portion of our cash resources, or incur debt, which in turn may require us to significantly increase our interest expense, leverage and debt service requirements;

•                    issue equity or assume equity awards that would dilute our current shareholders’ percentage ownership;

•                    record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;

•                    incur amortization expenses related to certain intangible assets;

•                    incur tax expenses related to the effect of acquisitions on our intercompany research and development (R&D) cost sharing arrangement and legal structure;

•                    incur large and immediate write-offs and restructuring and other related expenses; and

•                    become subject to intellectual property or other litigation.

Acquisitions may result in charges in an individual quarter. These charges may occur in any particular quarter, resulting in variability in our quarterly earnings. In addition, our effective tax rate for future periods is uncertain and could be impacted by acquisitions.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations and financial condition. Problems with an acquired business, including those described above, could have a material adverse effect on our performance or our business as a whole.

Risks Related to our Business and Industry

We rely on a small number of customers for a large percentage of our revenue.

We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a small number of key customers.  Nokia represented approximately 59% of our sales for the fiscal year ended February 28, 2014.

We generally supply products to our customers, including Nokia, on a purchase order basis and, accordingly, customers are under no ongoing obligation to buy our products. Our relationships with our customers are generally not exclusive. To the extent that certain of our customers regard us as a critical supplier of equipment, such customers may choose to develop alternative sources of supply, such as our competitors, in order to mitigate actual or perceived risk to their own supply chains. If one or more of our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.

Strategic transactions within the service provider market, such as consolidation as a result of mergers as well as divestitures and restructurings, may introduce uncertainty into our customers and prospective customers as they realign their businesses. This may delay orders for our products and services, cause orders to be cancelled or the use of our products to be discontinued, which would have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on our ability to implement our ongoing program of operating cost reductions.

Our future success depends on our ability to effectively implement our ongoing cost control and efficiency programs and there is no guarantee that we will be able to successfully continue to reduce our operating costs.

Our growth is dependent on the development and growth of the market for high-capacity wireless communications services.

The market for high-capacity wireless communications services is still emerging and the market demand, price sensitivity and preferred business model to deliver these services remain highly uncertain. Our growth is dependent on, among other things, the size and pace at which the market for high-capacity wireless communications services develops. If this market does not gain widespread acceptance and declines, remains constant or grows more slowly than anticipated, we may not be able to grow or sustain our growth, and our overall revenues and operating results will be materially and adversely affected.

In particular, our products are optimized for service providers that wish to deploy networks based on emerging 3G+ technologies such as HSPA, WiMAX and LTE. There can be no assurance that there will be sufficient end-user demand for services offered using these emerging network technologies. Other competing technologies may be developed that have advantages over these emerging technologies, and service providers of other networks based on these competing technologies may be able to deploy their networks at a lower cost, which may allow these service providers to compete more effectively.

Service providers that do choose to deploy emerging technologies for high-capacity wireless communications services are also dependent on suppliers other than us in order to build and operate their networks. If these third party suppliers are unsuccessful in developing the network components, subscriber equipment and other equipment required by our customers in a timely and cost-efficient manner, network deployments by our customers and demand for our products will be materially and adversely affected.

We face intense competition from several competitors and if we do not compete effectively with these competitors, our revenue may not grow and could decline.

We have experienced, and expect to continue to experience, intense competition from a number of companies.  Among independent microwave vendors, we compete principally with Aviat Networks, Inc. and Ceragon Networks Ltd. Our existing and/or new competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards or deeply discount the price of their products. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Our competitors may also establish or strengthen co-operative relationships with sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote and sell our products.

Some of our competitors and potential competitors have significantly greater financial, technical, marketing and/or service resources than us and/or have greater geographical reach to existing and prospective customers. Some of these companies also have a larger installed base of products, longer operating histories or greater name recognition than we do. Some of our competitors have the ability to offer vendor financing to their customers which we do not currently have nor expect to have in the foreseeable future. Customers for our products are particularly concerned that their suppliers will continue to operate and provide upgrades and maintenance for their products over a long-term period. Our relatively small size and short operating history may be considered negatively by current and prospective customers. In addition, our competitors may be able to respond more quickly than us to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products.

We face competition from indirect competitors.

In addition to direct competitors, we face competition from broadband technologies that compete with wireless transmission. Our products compete to a certain extent with other high-speed communications solutions, including fiber optic lines, digital subscriber line (“DSL”), free space optics, low and medium capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. Our wireless products and many other wireless products require a direct line of sight between antennas, potentially limiting deployment options and the ability to deploy products in a cost-effective manner. In addition, customers may wish to use transmission frequencies for which we do not offer products and, therefore, such customers may turn to our competitors to fulfill their requirements. We expect to face increasing competitive pressures from both current and future technologies in the broadband backhaul market. In light of these factors, the market for broadband wireless solutions may fail to develop or may develop more slowly than expected. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

We have a history of losses and cannot provide assurance that we will achieve profitability. If we fail to do so, our share price may decline.

We reported net losses of $10.7, $8.3 and $6.0 million (all figures in Canadian dollars) for our 2007, 2008 and 2009 fiscal years respectively.  In the 2010 and 2011 fiscal years, we reported net income of $27.8 and $2.0 million (US Dollars) respectively.  In the 2012 and 2013 fiscal years, we reported a net loss of $33.7 and $55.0 million (US Dollars) respectively. In the 2014 fiscal year, we reported a net loss of $34.3 million (US Dollars). We expect our expenses will be managed in light of short term and long term revenue opportunities.  We cannot provide assurance that we will be able to achieve profitability on a quarterly or annual basis. Our business strategies may be unsuccessful. If short term and long term revenue opportunities do not come to fruition, this will impact our ability to achieve profitability. If we are not able to achieve profitability, our share price may decline and we may require additional financing, which may not be available to us.

Our success depends on our ability to develop new products and enhance existing products.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. Our success depends on our ability to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. In particular, the continued acceptance and future success of our product offerings will depend on the capacity of those products to handle growing volumes of traffic, their reliability and security, and their cost-effectiveness compared to competitive product offerings. We cannot give assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and that meet customer needs could have a material adverse effect on our business, financial condition and results of operations. Accelerated product introductions and short product life cycles require high levels of expenditure for research and development that could adversely affect our operating results. Further, any new products that we develop could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue.

As we develop new products, our older products will reach the end of their lives. As we discontinue the sale of these older products, we must manage the liquidation of inventory, supplier commitments and customer expectations. Part of our inventory may be written off, which would increase our cost of sales. In addition, we may be exposed to losses on inventories purchased by our contract manufacturers. If we or our contract manufacturers are unable to properly manage the discontinuation of older products and/or if we are unable to secure customer acceptance of new products, our business, financial condition and results of operations could be materially and adversely affected.

Failure to manage our growth successfully may adversely impact our operating results.

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

•                  build a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;

•                  build a sales team to keep customers and channel partners informed regarding the technical features, issues and key selling points of our products and services;

•                  attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

•                  develop support capacity for customers as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and

•                  expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as our number of personnel and size increases.

Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Our ability to sell products and services is dependent upon our establishing and maintaining relationships with channel partners.

We are dependent upon our ability to build on our existing relationship with Nokia as a channel partner.  We are also dependent upon our ability to establish and develop new relationships and to build on existing relationships with other channel partners to sell our current and future products and services. We cannot provide assurance that we will be successful in maintaining or advancing our relationships with channel partners. In addition, we cannot provide assurance that our channel partners will act in a manner that will promote the success of our products and services. Failure by channel partners to promote and support our products and services could adversely affect our business, results of operations and financial condition.

Some channel partners also sell products and services of our competitors. If some of our competitors offer their products and services to our channel partners on more favorable terms or have more products or services available to meet their needs, there may be pressure on us to reduce the price of our products or services or increase the commissions payable to channel partners, failing which our channel partners may stop carrying our products or services or de-emphasize the sale of our products and services in favor of the products and services of our competitors.

We believe that channel partners are exerting increased influence on customer purchasing decisions, especially purchasing decisions by large service provider customers. In particular, large service provider customers may choose to adopt strategies to limit the number of channel partners and/or equipment vendors for their network builds, or only contract with channel partners that offer ‘‘end to end’’

solutions, to address interoperability concerns among other reasons. This approach may reduce our opportunities to sell directly to end customers and increase our reliance on our channel partners. In addition, several of our channel partners have developed their own microwave solutions internally. To the extent that our channel partners have or acquire their own microwave solutions that compete with our products, our relationships with these channel partners could be materially adversely affected.

Mergers and consolidations among channel partners could disrupt our sales channels, particularly if a merger partner introduces its own internal microwave solution into one of our established channel partners.

Our ability to manage our workforce, recruit and retain management and other qualified personnel is crucial to our ability to develop, market, sell and support our products and services.

We depend on the services of our key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Stock options comprise a significant component of our compensation of key employees, and if our share price declines, it may be difficult to recruit and retain such individuals. In addition, pursuant to the rules of the TSX, our unallocated options require periodic approval from shareholders in order to continue to be available for grant under the Stock Option Plan. TSX rules and/or the size of our option pool may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

As we expand globally, we may add to our workforce in jurisdictions where it is common or legally required for employees to be unionized.  In such case, we may become dependent on maintaining good relations with our workforce in order to, among other things, minimize the possibility of strikes, lock-outs and other stoppages that could affect our operations. Relations with our employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions we carry on business.  Labour disruptions that directly or indirectly affect any of our operations could have a material adverse impact on our business, results of operations and financial condition.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control, include:

•                  competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•                  market acceptance of our products and services;

•                  our ability to maintain existing relationships and to create new relationships with channel partners;

•                  varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

•                  the project-based nature of deployments of our products;

•                  the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

•                  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•                  general weakening of the economy resulting in a decrease in the overall demand for telecommunications products and services or otherwise affecting the capital investment levels of service providers;

•                  timing of product development and new product initiatives; and

•                  the length and variability of the sales cycles for our products.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays, reductions in the amount or cancellations of customers’ purchases would adversely affect our business, results of operations and financial condition.

We have a lengthy and variable sales cycle.

It is difficult for us to forecast the timing of revenue from sales of our products because our customers typically invest substantial time, money and other resources researching their needs and available competitive alternatives before deciding to purchase our products and services. Typically, the larger the potential sale, the more time, money and other resources will be invested by customers. As a result, it may take many months after our first contact with an end-customer before a sale can actually be completed. In addition, we rely on our channel partners to sell our products to customers and, therefore, our sales efforts are vulnerable to delays at both the channel partner and the end-customer level.

During these long sales cycles, events may occur that affect the size or timing of the order or even cause it to be cancelled, including:

•                  purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty;

•                  we or our competitors may announce or introduce new products or services;

•                  our competitors may offer lower prices on similar products; or

•                  budget and purchasing priorities of customers may change.

If these events were to occur, sales of our products or services may be cancelled or delayed, which would reduce our revenue.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues and increase our costs and may increase credit risk with our customers and impact our ability to collect accounts receivable and recognize revenue.

Since the middle of 2008, there has been global economic uncertainty, including reduced economic growth, reduced confidence in financial markets, bank failures and credit availability concerns.  Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economies, which could adversely and materially impact business spending patterns.  Tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

Economic downturns may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be negatively affected by geopolitical uncertainty.

The market for our products depends on geopolitical conditions affecting the broader market.  Acts of terrorism and the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect the global economy. We have conducted significant business in the Middle East which has recently been subject to increased political tensions and changes. Some of these changes did in fact affect our ability in recent fiscal years to do business in this region. Downturns in the economy or geopolitical uncertainties may cause our customers to delay or cancel projects, reduce their overall capital or operating budgets or reduce or cancel orders for our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by currency fluctuations.

The majority of our revenue and direct cost of sales is earned and incurred in U.S. dollars, while our operating expenses are (or have been ) incurred in Canadian dollars, Israeli shekels, Chinese renminbi, U.S. dollars and EUROs. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar, may have a material adverse effect on our business, financial condition and operating results.  As a result of the closing of the NSN Transaction, our exposure to fluctuations in U.S./Euro exchange rates increased, but has, in connection with the Renewed Framework, been significantly reduced. As of March 1, 2010, we adopted the U.S. dollar as our functional and reporting currency. This was a result of the shift over time of the proportion of our revenues and expenses in U.S. dollars. We do not currently engage in transactional hedging schemes but we do attempt to hedge or mitigate the risk of currency fluctuations by actively monitoring and managing our foreign currency holdings relative to our foreign currency expenses.

We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

If we are required to change our pricing models to compete successfully, our margins and operating results may be adversely affected.

The intensely competitive market in which we conduct our business may require us to reduce our prices. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, we may be required to lower our prices or offer other favorable terms to compete successfully. Any such changes would reduce our margins and could adversely affect our operating results.

If sufficient radio spectrum is not allocated for use by our products or if we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

Radio communications are subject to significant regulation in North America, Europe and other jurisdictions in which we sell our products. Generally, our products must conform to a variety of national and international standards and requirements established to avoid interference among users of radio frequencies and to permit the interconnections of telecommunications equipment. In addition, our products are affected by the allocation and licensing (by auction or other means) of radio spectrum by governmental authorities. Such governmental authorities may not allocate or license sufficient radio spectrum for use by prospective customers of our products. Historically, in many developed countries, the lack of availability of commercial radio spectrum or the failure by governments to license that spectrum has inhibited the growth of wireless telecommunications networks.

In order to sell our products in any given jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own rules relating to such approval. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable radio spectrum allocations and regulations, and the process of establishing new regulations is complex and lengthy.

Any failure by regulatory authorities to allocate suitable and sufficient radio spectrum to potential customers in a timely manner could adversely and materially impact demand for our products and may result in the delay or loss of potential orders for our products. In addition, any failure by us to obtain or maintain the proper regulatory approvals for our products could have a material adverse effect on our business, financial condition and results of operations.

If our current or prospective customers are unable to secure a license for applicable radio spectrum or other regulatory approvals to operate as a service provider, the customer may not be permitted to deploy or operate a wireless network using our products.

Our products operate primarily on government-licensed radio frequencies. Users of our products must either have a spectrum license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. In many jurisdictions, regulatory approvals are also required in order to operate a telecommunications or radio-communications network. Obtaining such licenses and other approvals is a lengthy process and is subject to significant uncertainties, including uncertainties as to timing and availability. There can be no assurance as to when any government may license radio spectrum or as to whether our customers will be successful in securing, maintaining or renewing any necessary spectrum licenses or other regulatory approvals.

In addition, if a license holder of such radio spectrum files for liquidation, dissolution or bankruptcy, substantial time could pass before its licenses are transferred, cancelled, reissued or made available by the applicable government licensing authority. Until the licenses are transferred, cancelled, reissued or otherwise made available, other operators may be precluded from operating in such licensed spectrum, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain radio frequencies, demand for our products may decrease as well.

Changes in government regulation, or industry standards, may limit the potential markets for our products. We may need to modify our products, which may increase our product costs and adversely affect our ability to become profitable.

Radio frequencies are subject to extensive regulation both nationally and internationally. The emergence or evolution of regulations and industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our systems. This may be expensive and time-consuming. Each country has different regulations and procedures for the approval of wireless communications equipment and the uses of radio spectrum in association with that equipment. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete.

We rely primarily upon four outsourced manufacturers and we are exposed to the risk that these manufacturers will not be able to satisfy our manufacturing needs on a timely basis.

We do not have any internal manufacturing capabilities and we rely upon a small number of outsourced manufacturers to manufacture our products. Substantially all of our products are currently manufactured by Jabil, TQ, and Plexus. See “Description of the Business - General — Production and Services”. Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our outsourced manufacturers, including:

•                  our outsourced manufacturers not being obligated to manufacture our products on a long-term basis in any specific quantity or at any specific price;

•                  early termination of, or failure to renew, contractual arrangements;

•                  our failure to effectively manage our outsourced manufacturer relationships;

•                  our outsourced manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

•                  lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

•                  underestimating our requirements, resulting in our outsourced manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the outsourced manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins;

•                  the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs; and

•                  our outsourced manufacturers experiencing financial instability which could affect their ability to manufacture or deliver our products.

Although we believe that Jabil, TQ, and Plexus have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities by Jabil, TQ, and Plexus are not within our control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from Jabil, TQ, and Plexus or our inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

If any of our outsourced manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, an alternate source may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on our suppliers to supply components for our products and we are exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

The manufacturers of our products depend on obtaining adequate supplies of components on a timely basis. We source several key components used in the manufacture of our products from a limited number of suppliers, and in some instances, a single source supplier.

In addition, these components are often acquired through purchase orders and we may have no long-term commitments regarding supply or pricing from our suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead-times for limited-source materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Currently, the global recession has caused some component suppliers to reduce inventories and production. Shortages and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our outsourced manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized.

Alternative sources of components are not always available or available at acceptable prices. In addition, we rely on, but have limited control over, the quality, reliability and availability of the components supplied to us. If we cannot manufacture our products due to a lack of components, or are unable to redesign our products with other components in a timely manner, our business, results of operations and financial condition could be adversely affected.

Our engagements with our channel partners and end-customers are increasingly complex, particularly for large network deployments, and failure to execute may result in commercial penalties or liquidated damages.

Some of the projects for which we offer products and services are increasing in size and complexity, both on a technical level and in terms of required interaction with our channel partners. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include exposure to penalties and liabilities resulting from a breach of contract, failure to deliver on the agreed product roadmap or warranted features, failure to resolve product quality or performance issues, or failure to effectively integrate our products with third party products.

If our intellectual property is not adequately protected, we may lose our competitive advantage.

Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including patents, copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. Our present protective measures may not be adequate or enforceable to prevent misappropriation of our technology or to prevent a third party from developing the same or similar technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws and jurisdictions do not protect proprietary rights to the same extent as the laws of Canada or the United States.

To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert management’s attention, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our business may be harmed if we infringe on the intellectual property rights of others.

Our commercial success depends, in part, upon us not infringing intellectual property rights owned by others. A number of our competitors and other third parties have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the owners of the patents. We cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of these products and the prevalence of products. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our customers and channel partners. In some of our agreements we do not have a limit on our liability for such claims and therefore a successful claim could result in significant liability to us.

In addition, we have received, and may receive in the future, claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of such third party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

•                  be time consuming to evaluate and defend;

•                  result in costly litigation;

•                  cause product shipment delays or stoppages;

•                  divert the attention and focus of our management and technical personnel away from our business;

•                  subject us to significant damages, noting that in the United States plaintiffs may be entitled to treble damages if intellectual property infringement is found to be willful;

•                  subject us to significant other liabilities, including liability to indemnify end-customers pursuant to standard contractual indemnities entered into by us in favor of those customers;

•                  require us to enter into costly royalty or licensing agreements to avoid or settle infringement litigation; and

•                  require us to modify, rename or stop using the infringing technology.

We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms, or at all. If we do not obtain such a license, our business, results of operations and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and to restructure our business to focus on operations in other markets.

Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms or at all. If we cannot obtain required licenses, or if existing licenses are not renewed, litigation could result.

If we lose our rights to use software we currently license from third parties, we could be forced to seek alternative technology, which could increase our operating expenses and could adversely affect our ability to compete.

We license certain software used in our products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their software, could delay our ability to ship our products while we seek to implement alternative technology offered by other sources and could require significant unplanned investments on our part if we are forced to develop alternative technology internally. In addition, alternative technology may not be available to us on commercially reasonable terms from other sources. In the future, it may be necessary or desirable to obtain other third party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. There is a risk that we will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, or at all.

We are subject to taxation and review by international tax authorities as we expand our operations globally, which may adversely affect our business, financial condition and results of operations.

We operate in various tax jurisdictions throughout the world and also generate revenues through international sales efforts. A change in our tax status or assessment by domestic or foreign tax authorities may adversely impact our operating results.  While we believe that all of our tax positions are reasonable and correctly determined, there can be no assurance that applicable tax authorities will agree with those positions.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

Our business model is to sell our products across the world in jurisdictions where service providers are building new communications networks or expanding existing networks, and our sales and operations are, therefore, global in nature.  As a result of the completion of the NSN Transaction, our exposure to international markets has been significantly increased. Our current and future international operations subject us to a variety of risks, including:

•                  difficulty managing and staffing foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•                  increased time and costs to ensure adequate business interruption controls, processes and facilities;

•                  increased time and costs to manage and evolve financial reporting systems, maintain effective financial disclosure controls and procedures, and comply with corporate governance requirements in multiple jurisdictions;

•                  increased costs and potential disruption of facilities transitions required in some business acquisitions;

•                  increased exposure to global social, political and economic instability, and changes in economic conditions;

•                  potential increased exposure to liability or damage of reputation resulting from a higher incidence of corruption or unethical business practices in some countries;

•                  difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

•                  the need to localize our products and licensing programs for international customers;

•                  tariffs, trade barriers, compliance with customs regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•                  increased exposure to foreign currency exchange rate risk;

•                  reduced protection and limited enforcement for intellectual property rights in some countries; and

•                  potential increased exposure to natural disasters, epidemics and acts of war or terrorism.

Because our products are sold and marketed in different countries, the products must function in and meet the requirements of many different environments and be compatible with various systems and products. If our products fail to meet these requirements, this could negatively impact on sales and have a material adverse effect on our business, results of operation and financial condition. The NSN Transaction and ongoing integration of the Business may reduce the level of management’s attention to our existing operations and cause harm to our existing operations. The NSN Transaction may result in subsequent impairment charges and other cost amortizations and we cannot assure that revenues from the acquisition will offset additional costs incurred. If we are unable to successfully address the potential risks associated with our overall international expansion, our operating results and financial condition may be negatively impacted.

We are subject to government regulations concerning our products and their sale and export and our failure or inability to comply with these regulations could materially restrict our operations and subject us to penalties.

As discussed above, our sales and operations are global in nature and we must comply with applicable export control and economic sanctions laws. Canadian export control and economic sanctions laws govern any information, products or materials that we ship from Canada or otherwise provide to non-Canadian persons. On May 27, 2009 and August 14, 2009, we filed a ‘non-compliance report’ with Canada’s Export and Import Controls Bureau (“EICB”) relating to our inadvertent non-compliance with the requirement to obtain an export permit covering certain of our products and a number of export sales and electronic transfers of these products since October 2004. While there can be no assurance that the Government of Canada will not exercise its discretion to impose penalties or impose conditions with respect to the issuance of new export permits in respect of the past acts of non-compliance, since the time we first reported past non-compliance on May 27, 2009, the EICB, on November 26, 2009, granted us a broad-based export permit for a period of two years. We have subsequently been issued a new broad-based export permit that is valid until 2015. Regardless of its past practice, if the EICB elects to decline the issuance of further export permits or deems us to be in non-compliance of such permits based on continuing disclosure, our ability to continue to export our products could be restricted which could materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Finally, although we are a Canadian company, certain of our business transactions are also governed by U.S. export control requirements, including the export of items containing more than de minimis amounts of U.S. controlled content. While we are not aware of any instances of non-compliance with U.S. licensing requirements for hardware or technology exports made during the past five years, our internal review raised questions concerning certain past internet-based transfers of software (some of which apparently contained small amounts of low-level encryption for networking), and we filed a voluntary disclosure with the U.S. Department of Commerce.

In addition to government regulations regarding sale and export, we are subject to other regulations regarding our products.  For example, the U.S. Securities and Exchange Commission (the “SEC”) has recently adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements may impose additional costs on us and on our suppliers, and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

Defects in our products could result in significant costs to us and could impair our ability to sell our products.

Our products are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by our end-customers. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs to us, delay planned release dates and impair our ability to sell our products in the future. The costs we incur correcting any product defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with customers through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.

If a successful product liability claim were made against us, our business could be seriously harmed.

Our agreements with our customers typically, although not always, contain provisions designed to limit our exposure to potential product liability claims. Despite this, it is possible that these limitations of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced a material product liability claim to date; however, the sale and support of our products may entail the risk of those claims, which are likely to be substantial in light of the use of our products in critical applications. A successful product liability claim could result in significant monetary liability to us and could seriously harm our business.

There may be health and safety risks relating to wireless products.

Our wireless communications products emit electromagnetic radiation.  In recent years, there has been publicity regarding, and increased public attention with respect to, the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer.  Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market our products and, in turn, could harm our business and results of operations.

Risks Related to our Common Shares & Warrants

Price adjustment provisions in our outstanding Warrants may make it more difficult and expensive for us to raise additional capital in the future.

The Warrants issued in the Offering provide that the exercise price will adjust to the lowest price per share at which we sell or issue or are deemed to sell or issue additional shares (with certain exceptions) (a “full-ratchet” adjustment). Because these price adjustment provisions will have the effect of lowering the price at which our common shares are issued upon exercise of the Warrants, if we are unable to raise additional capital at an effective price per share that is higher than the exercise price of these Warrants, these provisions may make it more difficult and more expensive for us to raise capital in the future. As of the date of this Annual Information Form there are 2,971,000 warrants outstanding.

Certain provisions of our outstanding Warrants may make it more difficult and expensive, or impossible, for us to undertake or complete certain business transactions.

The Warrants issued in the Offering provide that, upon the consummation of a ‘‘Fundamental Transaction’’, we or our successor entity (if applicable) will purchase any outstanding Warrants from the holders of such Warrants by paying to such holders an amount in cash equal to 100% of the “Black Scholes Value” (as such term is defined in the form of Warrant). As a result, completing certain business transactions may be more costly than anticipated and could result in an inability or failure to complete such transactions. A ‘‘Fundamental Transaction’’ means that we or any of our subsidiaries directly or indirectly, in one or more related transactions:

•                              consolidate, amalgamate or merge with or into (whether or not we are, or one of our subsidiaries is, the surviving corporation) any other ‘‘Person’’ (as that term is defined in the form of Warrant); provided however that the winding-up, consolidation, amalgamation or merger of any of our wholly-owned subsidiaries into us, in which we are the continuing or surviving entity, shall not qualify as a Fundamental Transaction, or

•                              sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all the properties or assets of us and our subsidiaries, considered on a consolidated basis, to any other Person (other than a transfer of assets among us and our wholly-owned subsidiaries), or

•                              allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding ‘‘Voting Shares’’ (as that term is defined in the form of Warrant); (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or

•                              consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other Person whereby such other Person acquires more than 50% of our outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or

•                              reclassify our common shares, or

•                              any ‘‘person’’ or ‘‘group’’ (as these terms are used for purposes of Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’) and the rules and regulations promulgated thereunder) is or shall become the ‘‘beneficial owner’’ (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding Voting Shares.

Due to the speculative nature of warrants, it may not be profitable for holders of the Warrants to exercise the Warrants.

The Warrants comprising part of the Units sold in the Offering do not confer common share voting rights on their holders, but rather represent the right to acquire common shares for a limited period of time. Specifically, commencing on September 23, 2013, holders of the Warrants may exercise their right to acquire common shares and pay an exercise price of $2.70 per share (109% of the public offering price of the common shares on September 17, 2013), or exercise the warrants on a cashless basis, prior to September 23, 2018, after which date any unexercised warrants will expire and have no further value.  The market value of the Warrants is uncertain. The market price of the common shares may not ever equal or exceed the exercise price of the Warrants, and consequently, it may not be profitable for holders of the Warrants to exercise the Warrants.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•                       fund ongoing operations;

•                       take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•                       develop new products; or

•                       respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of the Company of each shareholder and such dilution may be significant. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financing may not be available on terms favorable to us, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to grow or maintain our operations.

The trading price of our common shares has been, and may continue to be, subject to large fluctuations.

Our outstanding common shares are listed on both the TSX and NASDAQ Global Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

•                  low trading volumes;

•                  actual or anticipated fluctuations in our results of operations;

•                  changes in estimates of our future results of operations by us or securities analysts;

•                  announcement of technological innovations or new products or services by us or our competitors;

•                  changes affecting the communications industry; and

•                  other events and factors, including but not limited to the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

DragonWave is a ‘‘foreign private issuer’’ under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. In particular, we rely on information provided by our strategic partner, Nokia, for generating our forecasts.  Although we believe that the assumptions underlying our guidance and other forward-looking statements are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this Annual Information Form. Also see “Forward-Looking Statements”. If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial.   The company currently does not issue guidance.  Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (‘‘MJDS’’) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

Prior to our listing on NASDAQ in 2009, we were not subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm.  If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

DragonWave is incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, and our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

We do not currently intend to pay dividends on our common shares and, consequently, a shareholder’s ability to achieve a return on investment will depend on appreciation in the price of our common shares.

We have never declared or paid any dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors as the board of directors deems relevant. In addition, in connection with the NSN Transaction, and the increased debt facilities provided by Comerica Bank and Export Development Canada in respect of that transaction, the covenants provided by us related to such debt facilities restrict our ability to make payments of dividends on our common shares.

We believe that we are not currently a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, but this factual determination is made annually and could change in the future.

Based in part on current operations and financial projections, we are not classified as a PFIC for U.S. federal income tax purposes for our 2014 fiscal year. However, an annual determination will need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure holders of our common shares that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our common shares.

U.S. holders of our common shares are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the common shares as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of our common shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of our common shares has tax consequences both in the United States and Canada that are not described herein.

Purchasers should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership, and disposition of our common shares as may be applicable to their particular circumstances.

Future sales of common shares by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect.

Our management has broad discretion over the use of proceeds from the Offering and will have broad discretion over the use of proceeds from any financing we complete in the future. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.

Our management has broad discretion in how it uses the net proceeds received by us from the Offering as well as any offering we complete in the future, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition.  Pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of our common shares, pending their use, to investments that are not ‘‘investment securities’’ within the meaning of the United States Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that Act. If such an event were to occur, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of DragonWave by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant Minister (of Canada’s federal government) is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

ARTICLE 5:  DIVIDENDS

5.1                               Dividends

We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors that our board of directors deems relevant.  There are no restrictions in our articles preventing us from declaring dividends or paying dividends to our shareholders, however, in connection with the NSN Transaction, and the increased debt facilities provided by Comerica Bank and Export Development Canada in relation to that transaction, the agreements entered into by us in connection with such debt facilities contain covenants restricting our ability to make payments of dividends on our common shares. We have not paid any dividends during our last three financial years.

ARTICLE 6:  DESCRIPTION OF CAPITAL STRUCTURE

6.1                               General Description of Capital Structure

We are authorized to issue an unlimited number of common shares.  The holders of our common shares are entitled to vote at all meetings of our shareholders, and each common share carries the right to one vote in person or by proxy.  The holders of the common shares are also entitled to receive any dividends declared by us, and to receive our remaining property upon liquidation, dissolution or winding up.

ARTICLE 7:  MARKET FOR SECURITIES

7.1                               Trading Price and Volume

Our common shares are publicly traded on the TSX under the symbol “DWI”.  Trading of the common shares on the TSX commenced with the closing of our initial public offering on April 19, 2007.  Our common shares are also traded on the NASDAQ Global Select Market under the symbol “DRWI”. Trading of our common shares on NASDAQ commenced on October 15, 2009.

The volume of trading and price ranges of our common shares on the TSX and NASDAQ for the fiscal year ending February 28, 2014 are set out in the following table:

	DWI.TO Common Shares - TSX		DRWI.NSDQ Common Shares - NASDAQ
Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume
March 2013	1.51 – 2.41	23,950	1.48 – 2.39	293,730
April 2013	1.59 – 2.02	20,963	1.55 – 1.99	166,364
May 2013	2.15 – 2.99	26,244	2.11 – 2.90	260,191
June 2013	2.49 – 3.03	13,863	2.46 – 2.89	133,778
July 2013	2.76 – 3.60	27,761	2.61 – 3.49	189,330
August 2013	2.77 – 3.40	13,893	2.70 – 3.32	84,648
September 2013	1.90 – 3.04	52,133	1.85 – 2.90	376,787
October 2013	1.38 – 2.09	164,862	1.40 – 2.09	497,154
November 2013	1.15 – 1.34	62,486	1.10 – 1.39	834,253
December 2013	1.28 – 1.63	49,612	1.21 – 1.46	804,627
January 2014	1.55 – 2.00	129,709	1.42 – 1.80	1,069,850
February 2014	1.51 – 1.64	39,793	1.36 – 1.52	317,994

ARTICLE 8:  ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

8.1                               Securities Subject to Contractual Restriction on Transfer

The following table contains certain information with respect to our common shares that are subject to contractual restriction on transfer as at February 28, 2014:

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation of Class	Number of Securities that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Common Shares – Employee Share Purchase Plan	7,305(1)	0.013%

(1)         Represents the unvested portion of Restricted Shares issued and outstanding as at February 28, 2014.  The contractual restriction lapses based on continued employment with the Company.  All restrictions will have lapsed by February 28, 2015.

ARTICLE 9:  DIRECTORS AND OFFICERS

9.1                               Name, Occupation and Security Holding

Our directors as at February 28, 2014 were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares as at February 28, 2014

PETER ALLEN Ottawa, Ontario, Canada	Chief Executive Officer, DragonWave Inc.	March 4, 2004	458,662 common shares

JEAN-PAUL COSSART(1)(2) Vaucresson, France	Associate Director, Infoteria of France	June 9, 2009	nil

RUSSELL FREDERICK Ottawa, Ontario, Canada	Vice-President, Finance and Chief Financial Officer, DragonWave Inc.	March 23, 2007	94,675(5) common shares

CLAUDE HAW(1)(2)(3)(4)(6) Ottawa, Ontario, Canada	President of Venture Coaches	November 10, 2003	nil

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares as at February 28, 2014

LORI O’NEILL (1)(3) Ottawa, Ontario, Canada	Independent Consultant and Corporate Director	June 13 , 2013	nil

CESAR CESARATTO (2)(3) Gatineau, Quebec, Canada	Retired	June 12, 2012	nil

ROBERT PONS(7) Philadelphia, Pennsylvania, USA	Executive Chairman of HC2 Holdings Inc. (formerly PTGi Holdings, formerly Primus Telecommunications) and Vice-Chairman of Vice-Chairman of MRV Communications Inc.	December 10, 2013	nil

(1)                                 Audit committee members are Lori O’Neill (Chair), Claude Haw, and Jean-Paul Cossart.

(2)                                 Compensation committee members are Cesar Cesaratto (Chair), Jean-Paul Cossart and Claude Haw.

(3)                                 Nominating and governance committee members are Claude Haw (Chair), Lori O’Neill and Cesar Cesaratto.

(4)                                 Chairman of the board of directors.

(5)                                 Includes 1,706 restricted shares related to the Company’s Employee Share Purchase Plan. These shares will vest on or before February 28, 2015.

(6)                                 Strategy committee members are Claude Haw (Chair), Cesar Cesaratto, and Robert Pons.

Our directors, as at the date of this Annual Information Form, are as set forth above. Each of our directors holds office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office becomes vacant by resignation, death, removal or other cause.

Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 971,135 common shares, representing 1.67% of the total outstanding common shares as of the date of this Annual Information Form.

Our executive officers as at February 28, 2014 were, and as except as otherwise noted, as of the date hereof are, as follows:

Name and Municipality of Residence	Offices with the Company

PETER ALLEN Ottawa, Ontario, Canada	President, Chief Executive Officer and Director

RUSSELL FREDERICK Ottawa, Ontario, Canada	Chief Financial Officer and Vice President, Finance

ERIK BOCH Ottawa, Ontario, Canada	Vice President, Engineering and Chief Technology Officer

BARRY DAHAN London, England, United Kingdom	Executive Vice President, Global Sales

DAVID FARRAR Ottawa, Ontario, Canada	Vice President, Operations

GREG FRIESEN Ottawa, Ontario, Canada	Vice President, Product Management

TOM MCLELLAN Ottawa, Ontario, Canada	Vice President, Services

As at the date of this Annual Information Form, our board of directors has four committees: the audit committee, the compensation committee, the nominating and governance committee and the strategy committee. Detailed information regarding the mandate and procedures of the audit committee can be found below at Article 15, “Audit Committee”, as required by National Instrument 52-110 - Audit Committees promulgated under applicable securities legislation.

We have also established a disclosure committee composed of members of management, namely Peter Allen and Russell Frederick.

The principal occupations of our current directors and executive officers for at least the five preceding years are as follows:

Directors

Cesar Cesaratto: Mr. Cesaratto has more than 35 years of experience in the Canadian technology industry. Mr. Cesaratto joined Nortel Networks Corporation, a communications equipment manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies in the Ottawa. He was a director of Tundra Semiconductor (2007 to 2009) and Breconridge Manufacturing Solutions (2007 to 2010) and is currently chairman of the board of directors of Applied Micro Circuits Corporation. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

Jean-Paul Cossart, Director:  Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart’s experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. Mr. Cossart is also on the board of directors of

Mitel Networks Corporation and has been a member of its audit committee since 2008. Mr. Cossart holds an electronic engineering degree from Supélec (Ecole Supérieure d’Electricité) in Paris, France.

Claude Haw, Director:  Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Research and Innovation (OCRI), Ottawa’s leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation (“Newbridge”), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a bachelor of electrical engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Lori O’Neill, Director: Lori O’Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois). She retired from a global professional services firm in 2012 after over 24 years of service, 16 years as partner, serving growth companies from startup to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O’Neill currently provides consulting services to growth companies. Ms. O’Neill serves as board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, co-chair of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors, is a member of the board of directors of the University of Ottawa Heart Institute, the board of governors of Ashbury College, the board of directors of Startup Canada, the board of directors of Face 2 Face, the finance committee of the Stem Cell Network, an advisory board for the Dean of the Sprott School of Business, and a faculty member of Lead To Win. Ms. O’Neill graduated Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as “Top Forty under Forty” in 1999 by Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

Robert Pons, Director: Mr. Pons has more than 30 years of experience in the global telecommunications industry in both services and technology. He is currently the Executive Chairman of HC2 Holdings Inc. (formerly PTGi Holdings, formerly Primus Telecommunications), a wholesale international long distance carrier. He is also the Vice-Chairman of MRV Communications Inc., and serves on the board of Concurrent Computer Corp. a global leader in multi-screen video delivery, media data management and monetization. From February 2011 to April 2014, he served as Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), which was a comprehensive one-stop digital content solution for mobile carriers. From January 2008 until February 2011, Mr. Pons was Senior Vice President of TMNG Global, a leading provider of professional services to the converging communications media and entertainment industries and the capital formation firms that support it. From January 2004 until April 2007, Mr. Pons served as President and Chief Executive Officer of Uphonia, Inc. (previously SmartServ Online, Inc.),a wireless applications service provider. From August 2003 until January 2004, Mr. Pons served as Interim Chief Executive Officer of SmartServ Online, Inc. on a consulting basis. From March 1999 to August 2003, he was President of FreedomPay, Inc., wireless device payment processing company. During the period January 1994 to March 1999, Mr. Pons was President of Lifesafety Solutions, Inc., an enterprise software company. Mr. Pons has over 30 years of management experience with telecommunications companies including MCI, Inc., Sprint, Inc. and Geotek, Inc. Mr. Pons received a bachelor of arts degree with honors from Rowan University. As a pioneer in the telecommunications industry, Mr. Pons brings to the Board his experience as a senior level executive working in the telecommunications industry.

Peter Allen and Russell Frederick are also directors and their biographical information is set out below.

Executive Officers

Peter Allen, President and Chief Executive Officer:  Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. (“Innovance”), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited (“Nortel”), holding leadership responsibility for Nortel’s optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Russell Frederick, Vice President, Finance and Chief Financial Officer:  Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. (“Wavesat”), between 2000 and 2003. Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. (“PRIOR”), from 1994 to 2000, where he played a key role in the management buy-out and subsequent sale of the company. Prior to his time with PRIOR, Russell was employed with Digital Equipment Ltd. of Canada in various financial roles. Russell holds a master of business administration degree in finance, as well as a bachelor of science degree from McMaster University in Hamilton, Ontario, Canada.

Erik Boch, Founder, Vice President, Engineering and Chief Technology Officer:  Prior to co-founding DragonWave in February 2000, Erik Boch held senior engineering or technical management positions at a number of communications and aerospace companies, namely Litton Systems Canada Ltd., ComDev International Ltd., Lockheed Martin Corporation and Newbridge (since acquired by Alcatel Canada, Inc.). While at Newbridge, Erik was Assistant Vice President of the Wireless Systems Group. Erik has been involved in various aspects of microwave and millimetre wave subsystem and system design for more than 22 years. Erik led the R&D team at Newbridge that introduced the first ATM-based fixed wireless access system in our industry. Erik has been published extensively in major networking publications, including Telephony, Microwave Journal, Wireless Review, Internet Telephony and America’s Network. Erik holds several approved radio frequency (“RF”) design patents and numerous patents pending. He is on the Technical Advisory Board of PMC-Sierra, Inc. (NASDAQ: PMCS), a company that designs, develops, markets and support semiconductor solutions. Erik holds a bachelor and a master’s degree in electrical engineering from Carleton University, Ottawa, Ontario, Canada and is a registered professional engineer.

Barry Dahan, Executive Vice President, Global Sales: Barry Dahan has 30 years’ experience in the International Telecom industry in various roles. Prior to joining DragonWave in 2011, Barry was tasked with building the business and infrastructure for Starent Networks. Barry was employed with ALU and Nortel in various Executive / Leadership roles. Since 2010, Barry has been investing in private growth companies. Barry holds a Business Degree in Finance as well as a bachelor in engineering from [Polytechnique] in Canada.

David Farrar, Founder & Vice President, Operations:  Prior to co-founding DragonWave in February 2000, David Farrar was employed by Newbridge, where he held senior management positions in product management, R&D, operations, and information technology. Prior to joining Newbridge, David was Director of Engineering at Synapse Corporation, a private data communications design company, and an Engineering Manager at Mitel. David holds a bachelor of science in electrical engineering from the University of Waterloo in Waterloo, Ontario, Canada.

Greg Friesen, Vice President, Product Management:  Prior to joining DragonWave in 2004, Greg  held senior product management, business development, network design and planning roles, at a number of communications firms, including Innovance (2000-2004), Nortel (1997-2000), and Fundy Telecom (1996). As Senior Product Manager at Innovance he was responsible for all product definition, architecture, and network design. He has been involved in the planning and engineering of over 10 nationwide network deployments. Greg has authored numerous papers and magazine articles in publications including Microwave Journal, Telecommunications, Xchange, Telephony Online, Last Mile, AGL, Radio World, and has spoken at numerous industry conferences such as WiMax World, CTIA, Telecom Next, ISPCon and UTC. Greg holds two granted patents in the networking area.  Greg holds a bachelor of science in Electrical Engineering from the University of Saskatchewan in Saskatoon, Saskatchewan, Canada.

Tom McLellan, Vice President, Services:  Tom joined DragonWave in February 2010, to lead the Services and Customer Support Team.  Prior to joining DragonWave, Tom spent close to 30 years with Nortel, in a diverse number of roles. He ran the Global Product Support team for several years, an organization of 1200 people worldwide supporting all aspects of Nortel’s product portfolio, Optical, Wireless and Carrier Wireline to Enterprise IP. During his tenure at Nortel he also held roles at Bell Northern Research as Director of its Carrier Platform business, as well as Project Management and Verification roles, managing teams in a wide number of locations, including Raleigh, North Carolina, Dallas, Texas and Santa Clara, California in the U.S., Istanbul, Maidenhead in the United Kingdom and Beijing, China.

9.2                               Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Peter Allen, one of our directors and our President and Chief Executive Officer, was a director and the President of Innovance, a private, venture capital funded company that developed photonics networking solutions.  On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the “BIA”). PricewaterhouseCoopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

Cesar Cesaratto, one of our directors, was a director of Metconnex Canada Inc. and Metconnex US Inc. (collectively, “Metconnex”) from 2005 to 2006. The names of Metconnex Canada Inc. and Metconnex US Inc. were subsequently changed to 4061101 Canada Inc. (“406”) and 422875 Delaware Corp., respectively. On September 28, 2006, 406 filed a Notice of Intention to Make a Proposal naming Doyle Salewski Inc. as Trustee. On October 11, 2006, Doyle Salewski Inc. was appointed Interim Receiver of 406 pursuant to an Order of the Superior Court of Justice (Ontario). The assets of 406 were realized upon by the Interim Receiver and excess funds after payment to all secured creditors was paid to the proposal Trustee to fulfill the terms of the proposal filed by 406 on March 27, 2007.

None of our directors or officers has been subject to a corporate cease trade or similar order.

ARTICLE 10:  INTERESTS OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS

No person or company, for which we are required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, us.

ARTICLE 11:  LEGAL PROCEEDINGS

It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms or litigation arising out of intellectual property claims could materially adversely affect our business. For the fiscal year ended February 28, 2014 and as of the date of this Annual Information Form, we are not party to any litigation that we believe is material to our business.

ARTICLE 12:  TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada.

ARTICLE 13: MATERIAL CONTRACTS

The Original Master Acquisition Agreement is a material contract which was entered into in the financial year ended February 29, 2012, and, as noted above, this agreement has been superseded and replaced by the Amended and Restated Master Acquisition Agreement, particulars of which are set out above under “General Development of the Business — History & Business Developments — Mergers & Acquisitions and Joint Ventures”.  There are no other material contracts which were entered into in the financial year ended February 28, 2014, or before the financial year ended February 28, 2014 which are still in effect as of the date of this Annual Information Form, other than those not required to be disclosed under applicable securities laws.

ARTICLE 14:  EXPERTS

14.1                        Names of Experts

Our consolidated financial statements for the year ended February 28, 2014 (the “Financial Statements”) filed under National Instrument 51-102 - Continuous Disclosure Obligations have been audited by Ernst & Young LLP (“E&Y”).  The Financial Statements can be found on SEDAR at www.sedar.com.

14.2                        Interests of Experts

Our auditors, E&Y, report that they are independent of the Company in accordance with the rules of professional conduct of the Public Company Accountancy Oversight Board (US).

ARTICLE 15:  AUDIT COMMITTEE

15.1                        Audit Committee Charter

Attached to this Annual Information Form as Schedule 15.1 is the charter for the audit committee of our board of directors.

15.2                        Composition of the Audit Committee

The members of the audit committee are Lori O’Neill (Chair), Jean-Paul Cossart and Claude Haw.  Each member of the audit committee is independent and financially literate as determined under National Instrument 52-110 — Audit Committees, and Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2).

15.3                        Relevant Education and Experience of Members of the Audit Committee

Name	Relevant Education and Experience

Lori O’Neill (Chair)

Lori O’Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois). She retired from a global professional services firm in 2012 after over 24 years of service, 16 years as partner, serving growth companies from startup to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O’Neill currently provides consulting services to growth companies. Ms. O’Neill serves as board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, co-chair of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors, is a member of the board of directors of the University of Ottawa Heart Institute, the board of governors of Ashbury College, the board of directors of Startup Canada, the board of directors of Face 2 Face, the finance committee of the Stem Cell Network, an advisory board for the Dean of the Sprott School of Business, and a faculty member of Lead To Win. Ms. O’Neill graduated Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as “Top Forty under Forty” in 1999 by Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

Claude Haw

Claude Haw is founder and president of Venture Coaches, an Ottawa-based consulting and investment firm providing support for technology companies. He has served as board member of Venture Coaches Capital Corporation since 2000. From 2009 to 2011, he was president and chief executive officer

Name	Relevant Education and Experience

of the Ottawa Centre for Research and Innovation (OCRI), Ottawa’s lead economic development organization. From 2003 to 2007, Claude was also a general partner at Skypoint Capital Corporation, an Ottawa-based venture capital firm. Prior to that, Claude held a number of executive positions at Newbridge, including general manager, ATMnet Business Unit where he had profit and loss responsibility for the global unit. In addition, at Newbridge, he also held the position of vice-president of corporate business development where he managed the strategic investment programs for more than 20 companies. Claude has also held senior management positions at Mitel Corporation and Leigh Instruments Ltd. Claude holds a bachelor of electrical engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course.  Claude served as a board member of Meriton Networks Corporation from 2000 to 2008 (also compensation committee and chairman from 2002), TrueContext Corporation from 2003 to 2007 (also compensation and audit committees), Mindtrust Inc. from 2001 to 2009, Elliptic Semiconductor from 2008 to 2009 and 3324699 Canada Inc. (Severn Bridge Investments) from 1998 to 2009. He has also served as a board member for Accedian Networks (also audit and compensation committees), Spotwave Networks, Teradici Corporation (also compensation committee), TimeStep Corporation, The Ottawa Network and the Canadian Venture Capital Association (CVCA). He is currently a board member of Edgewater Wireless Inc. (also Audit Committee), a TSX-Venture company providing advanced Carrier WiFi access solutions. Claude has been a member of the compensation and audit committees at DragonWave since November 2003 and Chairs the nominating and governance committee. Since October 2012, he has been Chairman of our board of directors.

Jean-Paul Cossart

Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this, Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart’s experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. Mr. Cossart has been an executive advisor to DragonWave since 2007. Mr. Cossart is also on the board of directors of Mitel Networks Corporation and has been a member of its audit committee since 2008. Mr. Cossart holds an electronic engineering degree from Supélec (Ecole Supérieure d’Electricité) in Paris.

15.4                        Pre-Approval Policies and Procedures

The audit committee has delegated to the Chair of the committee the authority to act on behalf of the committee between meetings of the committee with respect to the pre-approval of audit and permitted non-audit services provided by E&Y from time to time.  The Chair reports on any such pre-approval at each meeting of the committee.

15.5                        External Auditor Service Fees

Audit Fees

The aggregate fees billed by E&Y in each of the last two fiscal years for audit services were $382,534 in fiscal year 2014 and $413,424 in fiscal year 2013. During these years, E&Y was our only external auditor.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by E&Y that are reasonably related to the performance of the audit or review of our financial statements and that are not included in the above paragraph were $54,096 in fiscal year 2014 and $33,936 in fiscal year 2013.  The nature of the services comprising these fees was a quarterly review process.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by E&Y for tax compliance and tax advice were $160,464 in fiscal year 2014 and $72,991 in fiscal year 2013. The nature of the services comprising these fees was advice regarding regulatory tax work and public filings.

All Other Fees & Administrative charges

The aggregate fees billed in each of the last two fiscal years for professional services rendered by E&Y for other fees & administrative charges were $69,205 in fiscal year 2014 and $93,771 in fiscal year 2013. The nature of the services comprising these fees was advice regarding acquisition related activity.

The following table sets out the fees billed to us by E&Y and its affiliates for professional services for the year ended February 28, 2014 and the year ended February 28, 2013.  During these years, E&Y was our only external auditor.

The aggregate fees billed by E&Y were as follows:

	Year Ended February 28, 2014	Year Ended February 28, 2013
Audit Fees	$382,534	$413,424
Audit Related Fees	$54,096	$33,936
Tax Fees	$160,464	$72,991
All Other Fees and Administrative Charges	$69,205	$93,771
TOTAL	$666,298	$614,121

ARTICLE 16:  ADDITIONAL INFORMATION

Additional financial information is provided in our Financial Statements and management’s discussion and analysis for the year ended February 28, 2014.

A copy of the above-mentioned Financial Statements and management’s discussion and analysis for the year ended February 28, 2014, as well as this Annual Information Form, may be found on SEDAR at

www.sedar.com and otherwise may be obtained upon request from Investor Relations, at our head office:

DragonWave Inc.

Suite 600-411 Legget Drive

Ottawa, Ontario K2K 3C9

Telephone Investor Relations: 1-613-599-9991

Fax: 1-613-599-4225

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans will be contained in our Management Information Circular to be distributed in advance of the next annual general meeting of shareholders.

Additional information relating to us may also be found on SEDAR at www.sedar.com and at our website at www.dragonwaveinc.com.

SCHEDULE 15.1

DRAGONWAVE INC.

AUDIT COMMITTEE CHARTER

1.                   Policy Statement

It is the policy of DragonWave Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”) to assist the directors (individually a “Director” and collectively the “Board”) of the Corporation in carrying out the Board’s oversight responsibility for the accounting, internal controls, financial reporting, audits of financial statements and risk management processes of the Corporation.

The Audit Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support.  Without limiting the generality of the foregoing, the Corporation shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Corporation; (b) compensation to any advisers employed by the Audit Committee under section 4(c)(iii) of this Charter; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

If determined appropriate by the Audit Committee, it shall have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts.  The Audit Committee shall have unrestricted access to the Corporation’s external auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

2.                   Composition of Committee

(a)                                  The Audit Committee shall be established by a resolution of the Board.  The Audit Committee shall consist of a minimum of three (3) Directors. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Nominating and Governance Committee in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chairman of the Audit Committee.

(b)                                  All of the members of the Audit Committee shall be Directors who are independent within the meaning of National Instrument 52-110 (Audit Committees) (“NI 52-110”), Rule 10A-3(b)(1) under the United States Securities Exchange Act of 1934 and the rules of any stock exchange or market on which the Corporation’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”).  In this Charter, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules.  No member of the Audit Committee shall have participated in the preparation of the financial statements of the

Corporation or any current subsidiary of the Corporation at any time during the past three (3) years.

(c)                                   All members of the Audit Committee must be able to read and understand fundamental financial statements (including a balance sheet, income statement and cash flow statement) and read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.  In addition: (i) at least one member of the Audit Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual’s financial sophistication, including service as a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities or otherwise satisfy standards for financial expertise required for audit committees of companies listed on the NASDAQ Stock Market, and (ii) at least one member of the Audit Committee must be an “audit committee financial expert” as defined by the applicable rules set out by the United States Securities and Exchange Commission or any other applicable regulatory authority.

(d)                                  A Director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

(e)                                   If an Audit Committee member serves on the audit committees of more than three public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Audit Committee and disclose such determination in the annual proxy circular.

3.                   Meetings of the Committee

(a)                                  The Audit Committee shall convene a minimum of four times each year at such times and places as may be determined by the Chairman of the Audit Committee, and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors or senior management of the Corporation. Scheduled meetings of the Audit Committee shall correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

(b)                                  Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors of the Corporation, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

(c)                                   Notice of a meeting of the Audit Committee shall:

(i)                                     be in writing, which includes electronic communication facilities;

(ii)                                  state the nature of the business to be transacted at the meeting in reasonable detail;

(iii)                               to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

(iv)                              be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

(d)                                  A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee.  Formal action to be taken by the Audit Committee shall be by or by the affirmative vote of at least a majority of the members.  However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of important matters by all members of the Audit Committee. Action may also be taken by a unanimous written consent of all of the members of the Audit Committee.

(e)                                   A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)                                    In the absence of the Chairman of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be chairman of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the secretary of the meeting.

(g)                                   The Audit Committee may invite such persons to attend meetings of the Audit Committee as the Audit Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

(h)                                  The Audit Committee may invite the external auditors to be present at any meeting of the Audit Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(i)                                      The Audit Committee (i) shall meet with the external auditors separately from individuals other than the Audit Committee and (ii) may meet separately with management of the Corporation.

(j)                                     Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the chairman and the secretary of the meeting.  The chairman of the Audit Committee shall circulate the minutes of the meetings of the Audit Committee to all members of the Board.

4.                   Duties and Responsibilities of the Committee

(a)                                  The Audit Committee, in its capacity as a committee of the Board, is directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (the “external auditor”), and each such external auditor must report directly to the Audit Committee.  Specifically, the Audit Committee will select, evaluate and nominate the external auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders, and will have responsibility for determining at any time whether the Board should recommend to the Corporation’s shareholders whether the incumbent external auditor shall be removed from office.

(b)                                  The other primary duties and responsibilities of the Audit Committee are to:

(i)            identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(ii)           monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(iii)          monitor the independence, objectivity and performance of the external auditors, including, without limitation: (A) ensuring the Committee’s receipt from the external auditors at least annually of a formal written statement delineating all relationships between the auditors and the Corporation;  (B) actively engaging in dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor; and (C) taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors;

(iv)          evaluate the performance of the external auditors at least annually;

(v)           deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(vi)          directly oversee the external audit process and results (in addition to items described in subsection 4(e) below);

(vii)         provide an avenue of communication between the external auditors, management and the Board;

(viii)        review annually with management of the Corporation the anti-fraud and risk assessment programs of the Corporation;

(ix)          carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual; and

(x)           oversee all pension and retirement benefit plans if and when established.

(c)                                   The Audit Committee shall have the authority to:

(i)                                     inspect any and all of the books and records of the Corporation and its subsidiaries;

(ii)                                  discuss with the management of the Corporation and its subsidiaries, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers appropriate;

(iii)          engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(iv)          set and pay the compensation for any advisors engaged by the Audit Committee.

(d)                                  The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

(e)                                   The Audit Committee shall:

(i)            review the audit plan with the external auditors and with management;

(ii)           review with the external auditors the critical accounting policies and practices used by the Corporation, all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that the external auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors;

(iii)          discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(iv)                              review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

(v)                                 review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

(vi)                              review with the external auditors any accounting adjustments that were noted or proposed by the independent auditor but that were “passed” (as immaterial or otherwise), any communications between the audit team and the external auditor’s national office respecting auditing or accounting issues presented by the engagement, any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the external auditors to the Corporation, or any other material written communication provided by the external auditors to the Corporation’s management;

(vii)                           review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(viii)                        review and discuss with management and the external auditors any off-balance sheet transactions or structures and their effect on the Corporation’s financial results and operations, as well as the disclosure regarding such transactions and structures in the Corporation’s public filings;

(ix)                              review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

(x)                                 consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of the Corporation and subsequent follow-up to any identified weaknesses;

(xi)                              to the extent that it deems appropriate, review with management its evaluation of the Corporation’s procedures and controls designed to assure that information required to be disclosed in the Corporation’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls;

(xii)                           review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(xiii)                        before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, focusing particularly on:

A.            any changes in accounting policies and practices;

B.            any important areas where judgment must be exercised;

C.            significant adjustments resulting from the audit;

D.            the going concern assumption, if any;

E.             compliance with accounting standards; and

F.              compliance with stock exchange and legal requirements;

(xiv)                       periodically meet separately with management and the external auditors;

(xv)                          oversee the financial affairs of the Corporation and its subsidiaries, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(xvi)                       discuss with management and the external auditors any correspondence with regulatory or governmental agencies that raise material issues regarding the Corporation’s financial statements or accounting policies;

(xvii)                    consider the recommendations of management in respect of the appointment and terms of engagement of the external auditor;

(xviii)                 pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiaries by its external auditors, or the external auditors of subsidiaries of the Corporation, subject to the overriding principle that the external auditors not be permitted to be retained by the Corporation to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Audit Committee, with any decisions of the member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;

(xix)                       approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

(xx)                          when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

(xxi)                       review all reportable events, including disagreements, unresolved issues and consultations, as defined by Applicable Laws, on a routine basis, whether or not there is to be a change of the external auditors.

(f)            The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors or senior management.

(g)            The Audit Committee shall periodically review with management the need for an internal audit function.

(h)           The Audit Committee shall review the accounting and reporting of costs, liabilities and contingencies of the Corporation.

(i)             Review with the Chief Executive and Chief Financial Officer of the Corporation any report on significant deficiencies in the design or operation of the internal controls that could adversely affect the Corporation’s ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

(j)                                     The Audit Committee shall establish and maintain procedures for:

(i)            the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(ii)           the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(iii)          reviewing arrangements by which staff of the Corporation may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

(k)                                  The Audit Committee shall review all related party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made.  For this purpose, the term “related party transactions” includes any transactions required to be disclosed under Item 7.B. of Form 20-F.

(l)                                      The Audit Committee shall establish a policy for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies.

(m)                              The Audit Committee shall discuss with management the Corporation’s process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings.

(n)                                  The Audit Committee shall discuss the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(o)                                  The Audit Committee shall review the Corporation’s compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs.

(p)                                  The Audit Committee shall, in consultation with the Nominating and Governance Committee, review the Corporation’s code of conduct and programs that management has established to monitor compliance with such code, and periodically, after consultation with the Nominating and Governance Committee, make recommendations to the Board regarding the Corporation’s code of conduct that the Audit Committee shall deem appropriate.  The Audit Committee shall also coordinate with management and the Corporation’s legal counsel, as appropriate, to timely provide any required disclosure regarding any change in, or waiver of, such code of conduct.  As requested by the Board, the Audit Committee shall review and investigate conduct alleged by the Board to be in violation of the code of conduct and adopt, as necessary or appropriate, remedial, disciplinary, or other measures with respect to such conduct.

(q)                                  The Audit Committee shall establish, monitor and review policies and procedures for internal accounting, financial control and management information.

(r)            The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

(s)            The Audit Committee shall receive any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by the Corporation.

(t)            The Audit Committee shall review with the Corporation’s legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation’s financial statements and any enquiries received from regulators or government agencies.

(u)           The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

Approved by the Directors on February 23, 2007, revised and effective as of October 20, 2009 and as further revised and effective as of May 2, 2012.